UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOMENTA PHARMACEUTICALS, INC.

(Name of Subject Company)

MOMENTA PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60877T100

(CUSIP Number of Class of Securities)

Craig A. Wheeler

President and Chief Executive Officer

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

(617) 491-9700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter N. Handrinos

R. Scott Shean

Latham & Watkins LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 948-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Momenta Pharmaceuticals, Inc., a Delaware corporation (“Momenta” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 301 Binney Street, Cambridge, Massachusetts 02142. The telephone number of the Company’s principal executive office is (617) 491-9700.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on August 21, 2020, 119,029,280 Shares were outstanding, 5,783,559 Shares were issuable pursuant to outstanding stock options (the “Company Options”) and 1,821,310 Shares were subject to issuance upon settlement of outstanding restricted stock units, which include restricted stock units that were previously subject to performance-based vesting conditions and have become subject solely to time-based vesting conditions (the “Company RSUs”).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Vigor Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), to purchase all of the outstanding Shares, at a purchase price equal to $52.50 per Share, net to the seller, in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 2, 2020. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 19, 2020, by and among Parent, Purchaser and the Company (as amended or supplemented from time to time, the “Merger Agreement”).

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the Merger, the separate corporate existence of Purchaser shall cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) under the name “Momenta Pharmaceuticals, Inc.” as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Purchaser’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the Expiration Time (as defined in the Merger Agreement) (i) that there be validly tendered and not withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the Shares then owned by Parent, Purchaser and their affiliates, represents at least a majority of all then outstanding Shares on a fully-diluted basis; (ii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions; (iii) the Company’s compliance in all material respects with its covenants and agreements contained in the Merger Agreement; (iv) the expiration or termination of any waiting period (and extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the absence of any voluntary agreement between Parent and the Company, on the one hand, and the U.S. Federal Trade Commission or the U.S. Department of Justice, on the other hand, pursuant to which Parent and the Company have agreed not to consummate the Offer or the Merger; (v) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement); (vi) the absence of any law, regulation, order, injunction or ruling issued or enacted by any government authority of competent and applicable jurisdiction that would make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger; (vii) the absence of any pending legal proceeding under any U.S. antitrust laws brought by any applicable governmental authority that challenges or seeks to make illegal, prohibit or otherwise prevent the consummation of the Offer, the acquisition of Shares by Parent or Purchaser or the Merger or seeks to impose any Burdensome Condition (as defined in the Merger Agreement) thereon; and (viii) other customary conditions.

The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Purchaser shall have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; and (ii) no governmental authority of competent jurisdiction shall have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the effective time of the Merger (the “Effective Time”) and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any Shares, the following will occur: (i) each Share that is outstanding prior to the Effective Time (excluding (A) Canceled Company Shares (as defined below), (B) Accepted Company Shares (as defined below), and (C) Shares that are issued and outstanding immediately prior to the Effective Time that are held by stockholders who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Company Shares”)) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes pursuant to the Merger Agreement (the “Merger Consideration”); (ii) each Share (A) owned by Parent, Purchaser or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or the Company, in each case at the commencement of the Offer and immediately prior to the Effective Time (“Canceled Company Shares”), or (B) irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”), shall, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefor at the Effective Time by virtue of the Merger; and

(iii) each share of common stock, par value $0.01 per share, of Purchaser that is outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

In addition, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof or the Company, (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full and each such Company Option shall be canceled as of the Effective Time and converted into the right to receive, subject to the terms of the Merger Agreement, the Option Consideration (as defined below), and (ii) the vesting of each Company RSU that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full and each such Company RSU shall be canceled as of the Effective Time and converted into the right to receive, subject to the terms of the Merger Agreement, the RSU Consideration (as defined below).

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Transaction Agreements—Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on September 30, 2020, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

According to the Schedule TO, Parent has formed Purchaser for the purpose of making the Offer and effecting the Merger. The Offer to Purchase states that each of Parent’s and Purchaser’s principal executive office is located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933, and the telephone number of Parent is (732) 524-0400 and the telephone number of Purchaser is (732) 524-0400.

The Company has made information relating to the Offer available online at https://www.momentapharma.com/ investors-and-news and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On April 15, 2019, the Company entered into a Confidential Disclosure Agreement with Janssen Research & Development, LLC, an affiliate of Parent, to facilitate certain discussions between the parties regarding a possible business arrangement between Parent and the Company (the “Prior CDA”). The terms of the Prior CDA were superseded by the terms of the Confidentiality Agreement described below.

On July 1, 2020, the Company and Janssen Global Services, LLC, an affiliate of Parent (“Janssen”), entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Parent and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible negotiated transaction with the Company. The Confidentiality Agreement also contained customary “standstill” provisions. However, notwithstanding the foregoing and pursuant to the Merger Agreement, the Company has waived such standstill restrictions with respect to any actions taken in furtherance of or to facilitate the transactions contemplated by the Merger Agreement. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading entitled “The Transaction Agreements—The Confidentiality Agreement” is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of August 21, 2020, the executive officers and directors of the Company beneficially owned, in the aggregate, 1,039,924 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, which are discussed separately in the subsection below entitled “—Effect of the Offer and the Merger on Stock Awards—Generally”. If the directors and executive officers were to tender all 1,039,924 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $54,596,013 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of August 21, 2020 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (#)(1)	Implied Cash Consideration for Shares ($)
Executive Officers
Craig Wheeler	673,323	35,349,458
William Santiago Arroyo, M.D., Ph.D.	—	—
Jo-Ann Beltramello	57,157	3,000,743
Alejandra Carvajal	28,795	1,511,738
Agnieszka Cieplinska	7,999	419,948
Ian Fier	—	—
Young Kwon, Ph.D.	160,633	8,433,233
Anthony Manning, Ph.D.	12,778	670,845

Directors
Bruce Downey	41,844	2,196,810
Jane Barlow, M.D., M.P.H., M.B.A.	—	—
Georges Gemayel, Ph.D.	14,090	739,725
Steven Gilman, Ph.D.	7,796	409,290
Donna Roy Grogan, M.D.	—	—
Jose-Carlos Guitierrez-Ramos, Ph.D.	—	—
Elizabeth Stoner, M.D.	35,509	1,864,223

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable) and Company RSUs held by each individual are excluded.

Effect of the Offer and the Merger on Stock Awards—Generally

Company Options. Pursuant to the terms of the Merger Agreement, effective 15 business days prior to, and conditional upon the occurrence of, the Effective Time, each holder of an outstanding Company Option that qualifies as an incentive stock option, taking into account any acceleration of exercisability pursuant to the Merger Agreement, within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”), whether vested or unvested, shall be entitled to exercise any portion of such Company Option that is so qualified in full by providing the Company with a notice of exercise and full payment of the applicable exercise price in accordance with and subject to the terms of the applicable Company stock plan and the stock option award agreement governing the Company Option. Effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof or the Company, (i) the vesting of each Company Option that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full and (ii) each such Company Option shall be canceled as of the Effective Time and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest), equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time (after taking into account any exercise pursuant to the preceding sentence), by (y) the amount, if any, by which the Offer Price exceeds the per share exercise price of such Company Option (the “Option Consideration”), less any required withholding taxes. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be canceled without payment of any consideration.

Company RSUs. Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, automatically and without any action on the part of the holders thereof or the Company, (i) the vesting of each Company RSU that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full and (ii) each such Company RSU shall be canceled as of the Effective Time and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest), equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company RSU immediately prior to the Effective Time, by (y) the Offer Price (the “RSU Consideration”), less any required withholding taxes.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options and Company RSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “—Effect of the Offer and the Merger on Stock Awards—Generally.”

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the number of Shares underlying the outstanding Company Options and Company RSUs held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of August 21, 2020. Solely for purposes of the table below, we have assumed that the Effective Time occurred on August 21, 2020. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between August 21, 2020 and the closing of the Merger. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be canceled without payment of any consideration and have not been included in the table below.

Name	Number of Unvested Company Options (#)(1)	Value of Unvested Company Options ($)(2)	Number of Vested Company Options (#)(1)	Value of Vested Company Options ($)(2)	Number of Unvested Company RSUs (#)(1)	Value of Unvested Company RSUs ($)(3)
Executive Officers
Craig Wheeler	604,063	19,780,449	1,175,437	44,392,861	399,095	20,952,488
William Santiago Arroyo, M.D., Ph.D.	223,750	6,718,775	30,626	1,117,177	129,000	6,772,500
Jo-Ann Beltramello	142,882	4,212,104	66,880	2,555,995	107,129	5,624,273
Alejandra Carvajal	147,126	4,347,867	78,374	2,917,589	104,438	5,482,995
Agnieszka Cieplinska	33,501	1,000,853	7,812	301,934	17,643	926,258
Ian Fier	149,100	4,379,078	6,750	268,245	108,363	5,689,058
Young Kwon, Ph.D.	190,013	5,605,781	181,736	6,934,309	129,319	6,789,248
Anthony Manning, Ph.D.	159,250	4,590,425	31,289	1,169,805	123,000	6,457,500

Directors
Bruce Downey	25,000	360,250	144,812	5,305,678	—	—
Jane Barlow, M.D., M.P.H., M.B.A.	75,000	2,199,750	—	—	—	—
Georges Gemayel, Ph.D.	25,000	360,250	55,062	2,036,128	—	—
Steven Gilman, Ph.D.	25,000	360,250	45,062	1,659,528	—	—
Donna Roy Grogan, M.D.	75,000	2,309,250	—	—	—	—
Jose-Carlos Guitierrez-Ramos, Ph.D.	25,000	360,250	65,062	2,537,728	—	—
Elizabeth Stoner, M.D.	25,000	360,250	127,062	4,607,393	—	—

(1)

The number of vested and unvested Company Options and Company RSUs is presented without regard to the effect of the Momenta Pharmaceuticals, Inc. Equity Award Retirement Policy (the “Retirement Policy”), which generally provides for one year of continued vesting of Company Options and Company RSUs following an employee’s retirement.

(2)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the Company Options.

(3)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price.

Treatment of the Company ESPP

The Company sponsors an Employee Stock Purchase Plan, as amended (the “Company ESPP”), in which executive officers and other employees are eligible to participate. Pursuant to the terms of the Merger Agreement, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall take all actions necessary pursuant to the terms of the Company ESPP to terminate the Company ESPP as of the day immediately prior to the closing of the Merger, contingent upon the occurrence of the closing of the Merger, and to otherwise effectuate the treatment of the Company ESPP as contemplated by the Merger Agreement. From and after the date of the Merger Agreement, (i) no offering or purchase period shall be continued or commenced under the Company ESPP, except for any offering or purchase period under the Company ESPP that was in effect on the date of the Merger Agreement (the “Final Offering Period”); (ii) no new participants may elect to participate in the Company ESPP during the Final Offering Period; and (iii) no participant may increase the participant’s payroll deductions with respect to the Final Offering Period. The final exercise date under the Company ESPP shall be the earlier of (A) the normal exercise date for the Final Offering Period and (B) two business days prior to the Acceptance Time (such earlier date, the “Final Exercise Date”). Each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares shall be treated in accordance with the terms of the Merger Agreement, and as promptly as practicable following the purchase of Shares in accordance with this sentence, the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase.

Continuing Employees – Employee Benefit Plans

The Merger Agreement provides that a “change of control” will occur as of the Acceptance Time or the closing of the Merger, as applicable, pursuant to the terms of the Company’s compensation and benefit plans, and that Parent shall or shall cause the Surviving Corporation to assume and honor the Company’s compensation and benefit plans in accordance with their terms as in effect immediately prior to the Effective Time.

Pursuant to the Merger Agreement, for a period of 12 months following the Effective Time, the Surviving Corporation shall provide to each employee of the Company or any of its subsidiaries (including any of the

Company’s executive officers) who, as of the closing of the Merger, continues employment with the Company or any of its subsidiaries (each, a “Continuing Employee”) (i) a base salary or wage rate, as applicable, and annual cash bonus opportunity that, in each case, is not less than the base salary or wage rate (as applicable) and annual bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, (ii) if the Continuing Employee is not party to an individual agreement providing severance benefits, severance benefits that are at least as favorable to the Continuing Employee as those provided pursuant to the Company’s current severance practices, as described on the Company’s disclosure letter, and (iii) other compensation and benefits that are, taken as a whole, substantially comparable in the aggregate to either, at Parent’s election, (A) such other compensation and benefits (excluding equity-based compensation, defined benefit pensions or post-employment health or welfare benefits, and retention, change in control or other one-off payments or benefits) provided to such Continuing Employee immediately prior to the Effective Time or (B) such other compensation and benefits provided to similarly situated new hires of Parent and its affiliates. Pursuant to the terms of the Merger Agreement, any decreases in annual base salary or wage rate as a result of COVID-19 that are consistent with and proportionate to any broad-based salary or wage rate decrease implemented after the closing of the Merger for other similarly situated employees of Parent and its affiliates shall not constitute a breach or violation of the Merger Agreement.

To the extent that an employee benefit plan or other compensation or severance arrangement of Parent, the Surviving Corporation or any of their respective subsidiaries (together, the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent shall cause to be granted to such Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time (i) for purposes of vesting (but not eligibility or benefit accrual) under Parent’s defined benefit pension plan, (ii) for purposes of eligibility and benefit accrual for vacation under Parent’s vacation program, (iii) for purposes of eligibility to participate in any health or welfare plan maintained by Parent (other than any post-employment health or post-employment welfare plan) and vesting and eligibility to participate in Parent’s 401(k) Plans (as defined below) and (iv) unless covered under another arrangement with or of the Company or any of its subsidiaries, for eligibility to participate in and benefit accrual purposes under Parent’s severance plan; provided, however, that such service need not be credited to the extent that (A) such service is not taken into account under the analogous plans before the Effective Time; or (B) it would result in duplication of coverage or benefits. Parent shall use commercially reasonable efforts to (or shall cause the Surviving Corporation to use commercially reasonable efforts to) ensure that (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Continuing Employees – 2020 Bonus Plan

If the closing of the Merger occurs before the date annual bonuses for fiscal year 2020 are paid to Continuing Employees under any plan that is an annual cash incentive compensation plan or arrangement (a “2020 Bonus Plan”), subject to proration in the case of new hires, Parent shall cause the Surviving Corporation to (i) continue to operate such 2020 Bonus Plan in good faith and in the ordinary course of business consistent in all material respects with the Company’s past practice, and (ii) pay annual bonuses for 2020 under the 2020 Bonus Plan in amounts not less than the target amount for 2020 (the “2020 Bonuses”) at substantially the same time as annual bonuses have historically been paid by the Company (but in no event later than March 15, 2021) to each Continuing Employee participating in a 2020 Bonus Plan (A) who remains employed by Parent, the Surviving Corporation or their affiliates on the date of payment or (B) whose employment by Parent, the Surviving Corporation or their affiliates is terminated before such payment under qualifying circumstances.

Continuing Employees – 401(k) Plan

If directed by Parent in writing at least 10 business days prior to the Effective Time, the Company Board shall adopt resolutions, in form and substance reasonably acceptable to Parent, terminating, contingent on the closing of the Merger and effective as of the date immediately prior to the closing date of the Merger, any Company plan qualified under Section 401(a) of the Code and containing a qualified cash or deferred arrangement under Section 401(k) of the Code (a “401(k) Plan”). If the Company is directed by Parent to terminate a 401(k) Plan, Parent shall establish or designate one or more 401(k) Plans (the “Parent 401(k) Plans”) in which the Continuing Employees shall be eligible to participate following the Effective Time and which shall allow each Continuing Employee to make a “direct rollover” to Parent’s 401(k) Plan in which such Continuing Employee participates following the Effective Time of the account balance of such Continuing Employee under the 401(k) Plan in which such Continuing Employee participated prior to the Effective Time, if such direct rollover is elected in accordance with applicable law by such Continuing Employee.

Paid Time Off

During the period beginning on the closing of the Merger and ending on the date that Continuing Employees are integrated onto Parent’s paid time-off programs, each Continuing Employee shall continue to be subject to the paid time-off policies of the Company, including with respect to accruals, carryovers and any payouts in connection with a termination of employment and, as soon as practicable following the integration onto Parent’s paid time-off programs, each Continuing Employee shall receive a payout of all paid time-off that has accrued but remains unused under the Company’s policies as of such date. Beginning on the date of integration onto Parent’s paid time-off programs, each Continuing Employee shall begin accruing paid time-off under the applicable policies of Parent and shall be subject to such Parent policies, including with respect to accruals, carryovers and any payouts in connection with a termination of employment.

CEO Employment Agreement Severance Benefits

Pursuant to the terms of the Company’s employment agreement with Craig Wheeler (as amended, the “CEO Employment Agreement”), if Mr. Wheeler’s employment is terminated (i) by the Company without Cause or

(ii) due to Mr. Wheeler’s resignation for Good Reason (each, as defined in the CEO Employment Agreement) within 24 months following (or at any time prior to, but in connection with) a change in control of the Company, he is entitled to receive the following severance benefits subject to the timely execution and non-revocation of a mutual release of claims and in lieu of the severance benefits described above:

•

a lump sum cash payment equal to (i) 24 months of his highest base salary in effect during the 12 months preceding his employment termination and (ii) the greater of (A) 60% of two times such base salary or (B) two times his last paid annual bonus;

•

payment of a portion of insurance premiums (based on the employer subsidy for similarly situated active employees) for him and his dependents under the Company’s medical and dental plans over a period of up to 24 months following his employment termination (or similar coverage under comparable plans to the extent he and his dependents cannot continue on the Company’s plans);

•	accelerated vesting of all his outstanding equity awards; and

•

only if the aggregate purchase price of the change in control transaction equals or exceeds $1.1 billion, (i) an additional lump sum cash payment equal to (A) 12 months of his then-current base salary and (B) the greater of (y) 60% of such base salary or (z) his last paid annual bonus and (ii) an additional 12 months of medical and dental insurance plan coverage (i.e., up to 36 months of coverage total).

Upon the closing of the Merger, Mr. Wheeler’s equity awards will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “—Effect of the Offer and the Merger on Stock Awards—Generally” above. Mr. Wheeler is also entitled to receive a tax gross-up payment in respect of the excise tax under Section 4999 of the Code as well as income and employment taxes arising from the gross-up.

For an estimation of the amounts that may be payable to Mr. Wheeler pursuant to the CEO Employment

Agreement, please see Item 8 under the subsection entitled “—Golden Parachute Compensation”.

Retention Agreement Severance Benefits and Retention Payments

On August 19, 2020, Anthony Manning, Santiago Arroyo, Jo-Ann Beltramello, Alejandra Carvajal, Ian Fier and Young Kwon each entered into a retention agreement with the Company (a “Retention Agreement”), which provides for certain severance entitlements and retention payments and is contingent upon the closing of the Merger. The Retention Agreements modify certain provisions of the executive officers’ employment agreements with the Company, including provisions regarding severance entitlements. Each Retention Agreement further provides that the executive officer’s equity awards will be treated in the manner set forth in the Merger Agreement as described in the subsection entitled “—Effect of the Offer and the Merger on Stock Awards—Generally” above. Each executive officer agreed in his or her Retention Agreement to refrain from terminating his or her employment for Good Reason (as defined in the Retention Agreements) or modifying his or her employment agreement prior to the closing of the Merger.

Under the terms of the Retention Agreements, if the executive officer’s employment with the Company is terminated within six months following the closing of the Merger (i) by the Company and its affiliates other than for Cause (as defined in each executive officer’s employment agreement) or (ii) due to the executive officer’s death or Disability (as defined in each executive officer’s employment agreement), the executive officer will be entitled to receive the following severance benefits in addition to accrued wages and benefits, subject to the timely execution and non-revocation of a general release of claims and continued compliance with certain restrictive covenants:

•	if the employment termination occurs before the Company pays annual cash bonuses for 2020, a lump sum cash payment equal to the executive officer’s 2020 target annual bonus;

•	an additional lump sum cash payment equal to 50% of the executive officer’s annual base salary as of August 8, 2020 (the “Retention Bonus”); and

•

the following severance payments and benefits, which are consistent with the executive officer’s existing rights under his or her employment agreement and will be determined as if his or her employment with the Company was terminated by the Company without Cause as of the closing of the Merger (the “Severance Benefits”):

•

a lump sum cash payment equal to (i) 12 months of the executive officer’s base salary and (ii) the greater of (A) the executive officer’s target annual bonus for the fiscal year in which the termination occurs and (B) the executive officer’s last paid annual bonus;

•

payment of a portion of insurance premiums (based on the employer subsidy for similarly situated active employees) for continued coverage under the Company’s group health plans over a period of up to 12 months following the executive officer’s employment termination (or, for Ms. Carvajal, if the Company determines it cannot provide continued coverage without potentially violating applicable law, monthly cash payments equal to 1.5 times the amount the Company would have otherwise paid towards Ms. Carvajal’s group health plan insurance premiums); and

•

except for Ms. Carvajal, continuation of benefits under any applicable life insurance, accident and/or disability plans under which the executive officer was eligible as of the date of his or her employment termination and as are consistent with such benefits provided to similarly situated active employees (or, if such plans do not permit continued coverage post-termination, reimbursement for the reasonable cost of substantially comparable coverage) over a period of up to 12 months following the executive officer’s employment termination.

In the event an executive officer who is subject to a Retention Agreement resigns for Good Reason (as defined in the Retention Agreements) within six months following the closing of the Merger, subject to the timely execution and non-revocation of a general release of claims and continued compliance with certain restrictive covenants, he or she will be entitled to receive the severance payments and benefits described above, other than the Retention Bonus.

If an executive officer remains an active, full-time employee of the Company or Parent (or any of their subsidiaries) through the six month anniversary of the closing of the Merger, subject to the timely execution and non-revocation of a general release of claims and continued compliance with certain restrictive covenants, the executive officer will be entitled to receive a lump sum cash payment equal to the Retention Bonus plus the Severance Benefits, with the amount payable in respect of non-cash Severance Benefits based on the premium costs in effect as of the closing of the Merger and assuming that the executive officer timely elected to receive all such non-cash Severance Benefits for 12 months following the executive officer’s employment termination. Thereafter, the executive officers will not be entitled to any severance or separation payments or benefits under their employment agreements or Retention Agreements and, if they remain employed with Parent or one of its subsidiaries, will be eligible for severance benefits under either the applicable severance policy of Parent or one of its subsidiaries, as determined by Parent.

In addition, each executive officer is subject to a modified best-net cutback if the excise tax under Section 4999 of the Code would apply, whereby the executive officer’s payments and benefits will be cut back unless the reduction exceeds 110% of the present value of any additional taxes that would be imposed if the executive officer received all payments and benefits in full.

For an estimation of the amounts that may be payable to each of Messrs. Kwon, Arroyo and Manning pursuant to the applicable Retention Agreement, please see Item 8 under the subsection entitled “—Golden Parachute Compensation”. The amounts that may be payable to Mr. Fier and Mses. Beltramello and Carvajal pursuant to their Retention Agreements are, in the aggregate, approximately $2,663,800 (excluding the value of such executive officers’ equity award vesting).

Chief Accounting Officer Employment Agreement Severance Benefits

Under the terms of the Company’s employment agreement with Agnieszka Cieplinska (as amended, the “Cieplinska Employment Agreement”), Ms. Cieplinska is entitled to receive the following severance payments and benefits following a termination of her employment by the Company without Cause or as a result of her resignation for Good Reason, in either case, within 12 months following (or within 90 days prior to, but in connection with) a change in control of the Company, and subject to the timely execution of a general release of claims:

•	a lump sum cash payment equal to (i) 12 months of her then-current base salary and (ii) the greater of (A) her then-current target annual bonus and (B) her last paid annual bonus;

•

payment over a period of up to 12 months of insurance premiums for continued coverage under one or more of the Company’s group health plans or, if the Company determines it cannot provide continued coverage without potentially violating applicable law, monthly cash payments equal to 1.5 times the amount the Company would have otherwise paid towards Ms. Cieplinska’s group health plan insurance premiums; and

•	accelerated vesting of all her outstanding equity awards.

Upon the closing of the Merger, Ms. Cieplinska’s equity awards will be treated in the manner set forth in the Merger Agreement, as described in the subsection above entitled “—Effect of the Offer and the Merger on Stock Awards—Generally” above.

In addition, upon her termination other than without Cause, subject to her compliance with 12-month non competition covenants, Ms. Cieplinska is entitled to severance equal to 50% of her highest annualized base salary within the past two years, payable over a 12-month period, unless the Company elects to waive any of Ms. Cieplinska’s non-competition covenants (or if she violates any such covenants).

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Company has included in its third amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person served in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Charter provides that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the corporation’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Charter provides that the Company will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the

Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which such Indemnitee shall have been adjudged to be liable to the Company, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The indemnification provisions contained in the Charter are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against certain liability asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for certain indemnification, exculpation, advancement of expenses and insurance rights in favor of the Company and its subsidiaries’ current or former directors and officers or any individual serving or who served as a director, officer, member, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or any of its subsidiaries, prior to the Effective Time. Parent and Purchaser have agreed to honor and fulfill in all respects the obligations of the Company under the indemnification, exculpation and expense advancement provisions in the Charter, bylaws or comparable organizational document of the Company or any of its subsidiaries in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) cause the Charter and/or bylaws (and/or other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and expense advancement with respect to any acts or omissions occurring or alleged to have occurred at or prior to the Effective Time that are no less favorable than the indemnification, exculpation and expense advancement provisions contained in the Charter and bylaws (or other similar organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement, and during such six year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnitees except as required by applicable law or as provided in the Merger Agreement.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation and its subsidiaries shall (and Parent shall cause the Surviving Corporation and its subsidiaries to) indemnify and hold harmless each Indemnitee from and against any costs, fees and expenses (including reasonable attorney’s fees and investigation expenses), judgements, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any Indemnified Proceeding (as defined in the Merger Agreement), to the extent such Indemnified Proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates (including as a fiduciary with respect to any employment benefit plan) or by reason of the fact that such Indemnitee is or was serving at the request of the Company or its subsidiaries as such (including as a fiduciary with respect to any employee benefit plan) of another person (in each case with respect to actions or omissions or alleged actions or omissions that occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

Prior to the Effective Time, the Company shall purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less advantageous than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that if the policy is not available at an aggregate cost not greater than an aggregate amount agreed upon by the parties, then, prior to the closing of the Merger, the Company shall obtain as much comparable insurance as can be obtained at an aggregate cost up to but not exceeding such amount. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policy in full force and effect and continue to honor their respective obligations thereunder for a period of not less than six years.

Section 16 Matters

Prior to the consummation of the Offer, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director of executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on August 18, 2020, the Company Board, among other things, unanimously: (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender all of their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(5)(H) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the press release issued by the Company, dated August 19, 2020, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board and management continually evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Company Board and management also periodically consider strategic alternatives to maximize value for the Company’s stockholders. In particular, the Company Board and management have considered a number of potential collaboration and licensing relationships and other strategic transactions, including at times evaluating a potential sale of the Company, to seek to enhance value for the Company’s stockholders.

In early January 2019, at the J.P. Morgan Healthcare Conference, Dr. Young Kwon, the Company’s Chief Financial and Business Officer, and other members of Company’s management attended a meeting with certain senior members of Parent’s business development and research and development teams, during which the representatives of Parent expressed interest in learning more about the Company’s product candidates and potentially exploring a partnership or other strategic collaboration with respect to the Company’s immunology capabilities. The parties agreed to remain in contact, and Dr. Kwon indicated that the Company would be willing to facilitate further discussions to assist in Parent’s evaluation of a potential partnership or strategic collaboration arrangement with the Company, subject to the execution of a customary confidentiality agreement.

In April 2019, the Company entered into a confidentiality agreement with an affiliate of Parent to facilitate further discussions with respect to a potential partnership or strategic collaboration.

From April 2019 through October 2019, representatives of Parent contacted representatives of the Company’s management from time to time to discuss developments within the Company and to further discuss potential partnership or collaboration opportunities.

In addition, during that time, the Company had preliminary discussions with various other companies with respect to potential licensing, partnership or other strategic collaborations, including two global pharmaceutical companies, Company A and Company B, with whom the Company entered into customary confidentiality agreements.

In October 2019, Craig A. Wheeler, the Company’s Chief Executive Officer and member of the Company Board, and Dr. Kwon attended a meeting with certain senior members of Parent’s business development and research and development teams, during which the representatives of Parent expressed Parent’s potential interest in exploring a licensing or other strategic transaction involving the Company’s product candidate, nipocalimab (“M281”). Mr. Wheeler acknowledged that the Company would be receptive to reviewing a proposal from Parent, and also discussed with Parent the potential for a strategic transaction involving the entire Company, particularly in light of the relative significance of M281 to the Company’s portfolio. The parties agreed to remain in contact, should Parent elect to proceed with a proposal with respect to any such strategic transaction.

In December 2019, members of the Company’s management met with representatives of Parent’s business development and research and development teams to discuss the status of the Company’s M281 development program, as well as a high level overview of the Company’s M254 development program. After discussion, Parent indicated an interest in learning more about M254.

In January 2020, at the J.P. Morgan Healthcare Conference, Dr. Kwon attended a meeting with representatives of Parent, during which Dr. Kwon provided an overview of the Company and its development programs to the representatives of Parent.

From January 2020 through June 2020, representatives of Parent contacted representatives of the Company’s management from time to time to learn more about the Company’s M281 and M254 programs, and to discuss Parent’s continued potential interest in a strategic transaction involving the Company’s lead programs, although Parent did not provide the Company with a proposal during that time. During these interactions Parent representatives discussed the possibility of Parent providing a proposal before the Company’s anticipated release of topline data from an interim analysis of its Phase 2 Vivacity-MG study of M281, which the Company had publicly indicated would be released during the second quarter of 2020.

On June 15, 2020, the Company announced positive topline data from an interim analysis of its Phase 2 Vivacity-MG study of M281 in generalized myasthenia gravis. On June 12, 2020, the trading day prior to the announcement, the closing price of the Shares was $31.05 per Share. On June 15, 2020, the closing price of the Shares was $35.65 per Share.

On June 22, 2020, the Company received an oral non-binding proposal from Parent, later confirmed in writing (the “Initial Proposal”), to acquire all of the outstanding Shares for $50.00 per Share, in cash, subject to, among other things, Parent’s completion of due diligence, the approval of Parent’s Board of Directors and the negotiation and execution of a definitive agreement containing terms mutually acceptable to Parent and the Company. On June 22, 2020, the closing price of the Shares was $39.27 per Share.

Following receipt of the Initial Proposal, the Company Board engaged the Company’s existing outside counsel at Latham & Watkins LLP (“Latham & Watkins”) to serve as its legal advisor in connection with the Company’s evaluation of the Initial Proposal and its strategic alternatives. The Company Board and management believed Latham & Watkins would be a valuable advisor to the Company’s evaluation of the Initial Proposal and its strategic alternatives based on Latham & Watkins’ history with the Company, expertise advising companies in the life sciences industry and its expertise in strategic transactions generally. The Company Board also engaged Goldman Sachs & Co. LLC (“Goldman Sachs”) and Centerview Partners LLC (“Centerview”) as financial advisors to the Company, in light of each firm’s strength and experience in the life sciences industry, their qualifications and reputation in the investment community, their respective experience with transactions similar to those being considered by the Company and, in the case of Goldman Sachs, the Company’s prior experiences with Goldman Sachs as advisor to the Company, to advise the Company Board with respect to the Initial Proposal and other strategic alternatives and, subject to the direction of the Company Board, to assist the Company Board in evaluating the costs and benefits of solicitation of interest from potential third party acquirers in order to further inform the Company Board’s decision-making.

On June 23, 2020, the Company Board met via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to discuss the Initial Proposal. Representatives of Latham & Watkins provided an overview of the Company Board’s fiduciary duties under Delaware law, including with respect to the Initial Proposal. Representatives of Goldman Sachs, Centerview and management provided an overview of the terms of the Initial Proposal, including the premium represented by the proposed offer price as compared to various metrics, the fact that the Initial Proposal was an all-cash offer, and that there was no proposed financing contingency. Representatives of Goldman Sachs and Centerview also provided certain financial and market information in connection with the Company Board’s evaluation of the Initial Proposal.

The Company Board then reviewed with management and its advisors the Company’s strategic alternatives, including the Company’s future prospects on a stand-alone basis, its potential options with respect to responding to Parent if it chose to engage with Parent on the Initial Proposal and the Company’s options with respect to contacting other potentially interested counterparties. The Company Board also discussed with management and its advisors their perspectives on other potential counterparties that might be interested in and capable of making a competitive offer to purchase the Company. Representatives of Goldman Sachs and Centerview provided an overview of potential counterparties, including an overview of the existing relationships of such potential counterparties with the Company, their recent transaction activity, financial profiles, availability of capital and the views of representatives of Goldman Sachs and Centerview on their likelihood of being interested in participating in a potential process with respect to a strategic transaction with the Company. Based on its review and discussion, the Company Board concluded that it would be in the best interests of the Company to engage further with Parent regarding the exploration of a potential sale of the Company. The Company Board also concluded that, while the scope of potential counterparties that were likely to be able to make competitive offers was limited, it would be beneficial to the Company to contact certain potential counterparties to enable the Company Board to obtain the highest price for the sale of the Company. The Company Board also explored with management and its advisors the relative advantages and disadvantages of a broad outreach process compared to a more targeted outreach process, particularly in light of the likelihood of interest from potential counterparties, the risk of leaks, the size of the transaction and the speed at which Parent indicated it would be prepared to proceed with the proposed transaction. The Company Board discussed with management and its advisors, in particular, Company A and Company B, which the Company Board believed were the counterparties most likely to have interest in and capability of making a competitive bid to purchase the Company. Following discussions, the Company Board concluded that a targeted outreach to Company A and Company B would be the best approach to maximize value without jeopardizing the potential transaction with Parent. The Company Board instructed management and its advisors to communicate to Parent that while the Company was potentially receptive to a strategic transaction with Parent, the offer price reflected in the Initial Proposal was insufficient, but that the Company would be willing to provide limited high-priority diligence to help Parent improve its proposed offer price, subject to the execution of a new confidentiality agreement that would be customary for a transaction of this nature. The Company Board also instructed management and its advisors to seek to negotiate with Parent to increase its proposed offer price and to contact Company A and Company B to gauge their potential interest in participating in a process with respect to a sale of the Company. On June 23, 2020, the closing price of the Shares was $38.09 per Share.

In response to the receipt of the Initial Proposal, the Company Board also established an advisory transaction committee (the “Transaction Committee”) to assist the Company Board in exploring its strategic alternatives, including the Initial Proposal. The Transaction Committee was comprised of three members of the Company Board, Bruce L. Downey, Georges Gemayel and Elizabeth Stoner, with Mr. Downey serving as chairperson, who were chosen for their experience and expertise in strategic transactions of this nature. The Company Board authorized the Transaction Committee to identify, evaluate, discuss and make recommendations to the full Company Board with respect to the Company’s strategic alternatives. The Transaction Committee was further authorized to give direction or guidance to the Company’s management and the Company’s advisors and to provide regular updates to the Company Board. Throughout the Transaction Committee’s evaluation of the Company’s strategic alternatives, the Transaction Committee conducted formal meetings in which all members of the Company Board were invited to participate.

On June 25, 2020, at the direction of the Company Board, representatives of Goldman Sachs contacted representatives of Company A and representatives of management and Centerview contacted representatives of Company B, in each case, to gauge their respective interests in participating in a potential process with respect to a sale of the Company. In each case, the representatives of the Company and the representatives of Goldman Sachs and Centerview indicated that the Company intended to move quickly with respect to a potential strategic transaction, and would be available to facilitate due diligence on an expedited basis if such party was interested in participating.

On June 26, 2020, Mr. Wheeler and Dr. Kwon communicated to representatives of Parent that, while the Company was potentially receptive to a strategic transaction with Parent, the offer price reflected in the Initial Proposal was insufficient. Mr. Wheeler indicated that the Company would be willing to provide limited high-priority diligence to help Parent improve its proposed offer price, subject to the execution of a customary confidentiality agreement with respect to the potential strategic transaction. Mr. Wheeler also informed Parent that the Company would expect an updated proposal by early July, at which point the Company would be willing to provide access to additional due diligence information.

On June 27, 2020, representatives of Company A notified the Company that it was not prepared to participate in a potential sale process involving the Company at that time, indicating that, while Company A had an interest in M281, it did not want to participate in a process for the entire Company.

On July 1, 2020, the Company entered into a confidentiality agreement with an affiliate of Parent with respect to the potential strategic transaction, which contained customary standstill provisions, and the Company provided access to a virtual data room to Parent’s representatives, which contained certain high-priority due diligence materials related to the Company and its product candidates.

Between July 1, 2020 and July 21, 2020, Parent continued its due diligence process, and representatives of the Company participated in various due diligence calls and telephonic meetings with representatives of Parent, and responded to various supplemental due diligence requests from Parent.

On July 3, 2020, the Company entered into a confidentiality agreement with Company B with respect to a potential strategic transaction, which contained customary standstill provisions that terminated upon the Company’s entry into the Merger Agreement.

On July 6, 2020, representatives of the Company held a management presentation via videoconference regarding the Company and its product candidates with representatives of Company B.

On July 8, 2020, representatives of Company B notified the Company that, while Company B might be interested in a strategic transaction involving certain of the Company’s products, it was not prepared to participate in a sale process involving the entire Company at that time.

Also on July 8, 2020, the Transaction Committee met via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to discuss progress with respect to the discussions with Parent, Company A and Company B. In light of the responses from Company A and Company B, the Transaction Committee discussed with management and its advisors the relative value of contacting other potentially interested counterparties, including the list of such parties, the perceived likelihood of their respective interest and ability to provide a compelling competing proposal, and status of negotiations with Parent, among other topics. Management also discussed with the Transaction Committee the Company’s prospects as a stand-alone company, and management’s belief that such prospects provided the Company with valuable leverage in its on-going negotiations with Parent. Representatives of Goldman Sachs and Centerview then provided an overview of public market perspectives on the Company and discussed with the Transaction Committee each of Goldman Sachs’ and Centerview’s preliminary financial analyses of the Initial Proposal, based upon the internal, forward-looking financial information prepared by the Company’s management, which is referred to as the “Company Projections” and described in more detail under the subsection entitled “—Certain Projections”, below. The Transaction Committee then discussed with its advisors potential next steps, including the status of Parent’s due diligence and feedback to date, and the anticipated timing for Parent’s revised bid. Following these discussions, and with the advice of management and its advisors, the Transaction Committee concluded that additional outreach was not likely to be productive in soliciting competitive alternative proposals at that time and accordingly the risks of such additional outreach outweighed the potential benefits, and advised management and its advisors to focus their current efforts on continuing to work with Parent to increase its proposed offer price.

On July 17, 2020, the Transaction Committee met via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating. During the meeting, members of management and the Company’s advisors notified the Transaction Committee as to the anticipated timing of the revised proposal from Parent. The Transaction Committee also discussed with management and its advisors the scope of Parent’s due diligence, key areas of focus, and anticipated response.

On July 21, 2020, the Company received an oral non-binding proposal from Parent, later confirmed in writing (the “July 21 Proposal”), to acquire all of the outstanding Shares for $54.00 per Share, in cash, subject to Parent’s completion of due diligence. On July 21, 2020, the closing price of the Shares was $34.00 per Share.

Later that evening, the Transaction Committee met via videoconference, with certain members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to discuss the July 21 Proposal. Management and representatives of Goldman Sachs and Centerview discussed with the Transaction Committee the merits of the July 21 Proposal, the scope of Parent’s remaining due diligence, and potential next steps. Following these discussions, the Transaction Committee instructed management and its advisors to provide Parent with additional due diligence, to deliver a draft Merger Agreement and to commence negotiations of the terms thereof.

Later that night, Mr. Wheeler contacted representatives of Parent to indicate that, on the basis of the July 21 Proposal, the Company would be prepared to provide additional due diligence materials to Parent. Shortly following that communication, the Company provided access to Parent and its representatives to additional due diligence materials with respect to the Company, and representatives of Latham & Watkins delivered a draft of the Merger Agreement to representatives of Cravath, Swaine & Moore LLP (“Cravath”), outside counsel of Parent.

From July 21, 2020 until the signing of the Merger Agreement, Parent continued its due diligence process, and Parent and the Company engaged in extensive due diligence presentations and discussions, including a significant number of due diligence meetings and telephone/video calls to discuss various topics.

On July 27, 2020, Cravath delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins. Thereafter, the management teams and their respective advisors continued to engage in discussion and negotiation of the draft Merger Agreement in parallel with Parent’s on-going due diligence investigations.

On July 28, 2020, the Transaction Committee met via videoconference, with certain members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to receive updates with respect to the status of negotiations and remaining open work streams with respect to the potential transaction.

Also on July 28, 2020, the Company issued a press release announcing that the U.S. Food and Drug Administration granted M281 rare pediatric disease designation and orphan drug designation, in each case, for the prevention of hemolytic disease of the fetus and newborn. On July 28, 2020, the closing price of the Shares was $29.14 per Share.

On July 30, 2020, representatives of Parent communicated to Mr. Wheeler that Parent’s due diligence review of the Company was nearly complete, and that, based on their review, Parent would provide the Company with an update to the July 21 Proposal once its remaining due diligence was substantially complete.

Later that evening, the Transaction Committee met via videoconference, with certain members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to receive updates with respect to the status of negotiations and remaining open work streams with respect to the potential transaction, including the recent communication regarding Parent’s intention to provide an updated proposal. The Transaction Committee instructed management and its advisors to continue to provide responses to Parent’s remaining due diligence to facilitate the finalization of Parent’s updated proposal.

On August 4, 2020, the Transaction Committee met via videoconference, with certain members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to receive updates with respect to Parent’s due diligence process and the anticipated timing of Parent’s revised proposal, and to discuss the impact such timing may have on the Company’s potential near-term financing activities. The Transaction Committee instructed management to contact representatives of Parent to encourage Parent to provide their revised proposal as promptly as possible in light of the Company’s intention to engage in financing activities if Parent’s revised proposal were not acceptable to the Company.

On August 5, 2020, representatives of Company’s management met with representatives of Parent, during which meeting Parent confirmed that its due diligence review of the Company was substantially complete, and reiterated that it would be prepared to provide an updated proposal in the near future. Later that day, Mr. Wheeler indicated to representatives of Parent that the Company would need to turn its focus to financing activities if the Company did not receive Parent’s revised proposal by August 8, 2020. The representatives of Parent confirmed that they intended to provide an update by that date.

On August 8, 2020, representatives of Parent contacted Mr. Wheeler and Dr. Kwon, via videoconference, to inform the Company that, based on its due diligence review, Parent would be prepared to acquire all of the outstanding Shares for $52.00 per Share, in cash. Following negotiations with Mr. Wheeler and Dr. Kwon, the representatives of Parent indicated that Parent would be prepared to increase its offer to acquire all of the outstanding Shares to $52.50 per Share, in cash (the “August 8 Proposal”), which would be subject to approval of Parent’s senior executive management and Board of Directors and a satisfactory resolution of the remaining open issues on the terms of the Merger Agreement. On August 7, 2020, the trading day prior to the August 8 Proposal, the closing price of the Shares was $32.99 per Share.

Later that day, the Transaction Committee met via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to discuss the negotiations with Parent and the terms of the August 8 Proposal. Mr. Wheeler indicated to the Transaction Committee that, based on his discussions with Parent’s representatives, he did not believe that Parent would be willing to further increase its proposed offer price. Mr. Wheeler also informed the Transaction Committee that Parent’s proposal was still subject to approval of Parent’s senior executive management and Board of Directors. The Transaction Committee discussed with management and its advisors the revised price, and representatives of Goldman Sachs and Centerview discussed updated preliminary financial analyses based upon the Company Projections with respect to the August 8 Proposal. Representatives of Latham & Watkins also provided a summary of the progress made in negotiating the Merger Agreement to date, as well as the remaining open issues, including with respect to the antitrust covenants, conditions to closing, and the amount of, and the conditions under which the Company would be required to pay, the termination fee. The Transaction Committee also discussed with management and its advisors potential strategies for responding to Parent, including with respect to addressing the remaining open items, timing considerations, and other related matters, and the Company’s strategic alternatives. The Transaction Committee expressed its support of continuing discussions with Parent on the basis of the August 8 Proposal, subject to the satisfactory finalization of the remaining open terms related to the transaction.

Later that evening, Mr. Wheeler contacted representatives of Parent to confirm that the Company would be willing to continue discussions with Parent on the basis of the August 8 Proposal. Mr. Wheeler expressed the importance to the Company of finalizing the transaction quickly, and requested a discussion with Alex Gorsky, Parent’s Chief Executive Officer and Chairman of Parent’s Board of Directors, to provide assurances that Parent’s management team supported the potential transaction on the proposed terms and Parent would be in a position to finalize the transaction quickly, and to understand the timing of when Parent’s Board of Directors would be meeting to review the potential transaction. The next day, representatives of Parent contacted Mr. Wheeler to inform him that Parent’s Board of Directors would not be able to review the transaction until August 18, 2020. Representatives of Parent also indicated that Mr. Gorsky would contact Mr. Wheeler on August 14, 2020.

On August 10, 2020, the Company announced its earnings for the second quarter of 2020. On August 10, 2020, the closing price of the Shares was $28.55 per Share.

Later that evening, the Transaction Committee met via videoconference, with certain members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to receive an update with respect to the status of negotiations and remaining open work streams with respect to the transaction.

On August 14, 2020, Mr. Gorsky contacted Mr. Wheeler and expressed the support of Parent’s management team for the proposed transaction and his belief that there was significant value in the transaction for Parent. Mr. Gorksy said that Parent’s Board of Directors was meeting on August 18, 2020 and he and the rest of Parent’s management team were confident that Parent’s Board of Directors would also be supportive. On August 14, 2020, the closing price of the Shares was $29.14 per Share.

Later that day, on August 14, 2020, representatives of Cravath and representatives of Latham & Watkins discussed the key terms of the Merger Agreement that the parties were continuing to negotiate, including certain closing conditions, the termination rights and the amount of, and the conditions under which the Company would be required to pay, the termination fee.

On the evening of August 14, 2020, the Company Board met via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating. Representatives of Latham & Watkins summarized the directors’ fiduciary duties under Delaware law in evaluating the proposed transaction. Representatives of Latham & Watkins also reviewed the proposed terms of the Merger Agreement and highlighted the key terms that the parties were continuing to negotiate. Representatives of Goldman Sachs and Centerview also discussed preliminary financial analyses based upon the Company Projections with respect to the August 8 Proposal. The Company Board then discussed strategic alternatives, including remaining an independent standalone company, as well as the advantages and disadvantages of the proposed transaction relative to other strategic alternatives. Following these discussions, the Company Board instructed management and Latham & Watkins to seek to finalize transaction documents with Parent on terms consistent with the Company Board’s discussion at the meeting.

Between August 14, 2020 and August 18, 2020, the parties finalized the negotiation of all of the open issues in the Merger Agreement. As part of this resolution, among other things, the parties agreed that the termination fee would be equal to $205.0 million, or approximately 3.1% of the aggregate equity value of the transaction.

On August 18, 2020, representatives of Cravath contacted representatives of Latham & Watkins to confirm that Parent’s Board of Directors had approved the proposed Merger Agreement.

Later that evening, the Transaction Committee and the Company Board held a joint meeting via videoconference, with members of management and representatives of Goldman Sachs, Centerview and Latham & Watkins participating, to consider approval of the proposed Merger Agreement with Parent and the transactions contemplated thereby. Also at this meeting:

•	representatives of Latham & Watkins reviewed with the Company Board its fiduciary duties under Delaware law in evaluating the proposed transaction;

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management and representatives of Latham & Watkins reviewed with the Company Board the outcome of the negotiations with Parent’s representatives and the revised terms and conditions of the proposed Merger Agreement and provided a summary of the proposed terms of the Merger Agreement; and

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representatives of Goldman Sachs reviewed with the Company Board Goldman Sachs’ financial analysis of the $52.50 per Share, in cash, and rendered to the Company Board Goldman Sachs’ oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 19, 2020, that, subject to the factors and assumptions set forth therein, the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. Representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the $52.50 per Share, in cash, and rendered to the Company Board Centerview’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 18, 2020, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $52.50 per Share, in cash, to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Goldman Sachs’ opinion and Centerview’s opinion, please see below in Item 4 under the subsections entitled “Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs” and “Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC”.

The Transaction Committee and the Company Board considered various reasons to approve the Merger Agreement, the Offer and the transactions contemplated thereby, including certain countervailing factors. For a detailed description of the various reasons considered by the Company Board, please see below under the heading “—Reasons for the Recommendation of the Company Board.” After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Transaction Committee unanimously recommended that the Company Board (i) determine that it is in the best interests of the Company and its stockholders, and declare it advisable, for the Company to enter into the Merger Agreement, (ii) approve the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained herein, and (iii) subject to the terms and conditions set forth in the Merger Agreement, recommend that the Company Stockholders accept the Offer and tender all of their Shares to Merger Sub pursuant to the Offer. The Company Board unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained herein, and (iii) subject to the terms and conditions set forth in the Merger Agreement, recommended that the Company Stockholders accept the Offer and tender all of their Shares to Merger Sub pursuant to the Offer.

In the early morning on August 19, 2020, the Company, Parent and Merger Sub executed and delivered the Merger Agreement. Prior to the opening of U.S. stock markets on August 19, 2020, the Company and Parent each issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisors, Centerview and Goldman Sachs, and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with Latham & Watkins regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, including the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available to the Company’s stockholders and would be fair to, and in the best interests of, the Company’s stockholders.

The Company Board believed that the following material factors and benefits supported its unanimous determinations and recommendation:

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations and business of the Company, as well as the Company’s prospects and risks if the Company were to remain an independent company, including the significant capital that would be required to bring the Company’s drug candidates to market (including expenditures related to clinical trials and regulatory approvals) and the corresponding needs to raise additional capital. The Company Board also evaluated the Company’s current product development pipeline and general business and financial plans, including the risks and uncertainties associated with continued clinical development of the Company’s product candidates and the Company’s ability to carry out its current development and regulatory strategy, whether on its own or through collaboration with strategic partners. In addition, the Company Board considered the general risks inherent to continued operation as a standalone company, including the competitive nature of the biopharmaceutical industry, the Company’s financial resources relative to those of its competitors, the Company’s ability to successfully complete the clinical development of, obtain regulatory approval for, manufacture, distribute, commercialize and make profitable its product candidates, the Company’s ability to maintain patent coverage for its product candidates, the potential impact of government healthcare reform on the Company’s business, and other general risks and market conditions that could reduce the market price of the Shares.

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Premium to Market Price. The Company Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares. The Company Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented a premium of approximately 70.4% over the closing price per share of the Shares on the Nasdaq Global Select Market on August 18, 2020, the last trading day prior to the announcement of the Merger Agreement, a premium of approximately 33.7% over the 52-week high closing price per Share, and a premium of approximately 33.7% over the all-time high closing price per Share.

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Certainty of Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to the stockholders. Taking into account the various risks that the Company would face by remaining independent and pursuing its current business and financial plans, the Company Board believed that this certainty of value was compelling compared to the expected long-term value creation potential of the Company’s business.

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Potential Strategic Alternatives. The Company Board considered the possible alternatives to the proposed acquisition of the Company by Parent (including the possibility of continuing to operate the Company as an independent company, and exploring additional licensing and collaboration opportunities), the potential benefits and risks of these alternatives to the Company and its stockholders and the timing and likelihood of effecting such alternatives. Taking into account the risks of execution as well as business, competitive, industry and market risks, the Company Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders.

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Full and Fair Value. The Company Board believed that the Offer Price of $52.50 per Share represented full and fair value for the Shares, taking into account the Company Board’s familiarity with the Company’s business strategy, assets, prospects, and projected results for the fiscal years 2020 through 2039, and the relative certainty of the cash consideration for the Offer as compared to forecasted financial results. For additional information regarding the financial projections considered by the Company Board in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and in recommending that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer, please see the subsection entitled “—Certain Projections.”

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Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $52.50 per Share represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of the Company’s negotiations with Parent, a number of changes in the terms and conditions of the Merger Agreement that were favorable to the Company relative to the versions initially proposed by Parent, and the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to propose a higher valuation. The Company Board believed, based on the Company’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest price per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree.

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Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board noted that Parent would require no additional financing and, instead, would fund the purchase price from existing cash resources. The Company Board also believed that the transaction was unlikely to be delayed by antitrust review, and that the obligations of the parties under the Merger Agreement with respect to obtaining antitrust clearance would increase both the speed and likelihood of obtaining such clearance. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent to the pendency of the transaction and related disruption.

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Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Parent and Purchaser could be completed in a relatively quickly and in an orderly manner.

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Opinion of Goldman Sachs. The Company Board considered the oral opinion of Goldman Sachs rendered to the Company Board on August 18, 2020, which was subsequently confirmed by delivery of a written opinion dated August 19, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described in Item 4 under the subsection entitled “Opinions of the Company’s Financial Advisors—Opinion of Goldman Sachs”.

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Opinion of Centerview Partners LLC. The Company Board considered the oral opinion of Centerview rendered to the Company Board on August 18, 2020, which was subsequently confirmed by delivery of a written opinion dated August 18, 2020, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $52.50 per Share, in cash, to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in Item 4 under the subsection entitled “Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC”.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

•

Change in Recommendation/Termination Right. In the event the Company receives a Superior Proposal (as defined in the Merger Agreement) from a third party or in response to certain unknown intervening events, the Company Board may, subject to certain restrictions, withdraw or change its recommendation, and, in response to a Superior Proposal, terminate the Merger Agreement, if the Company is not in material breach of its non-solicitation obligations under the Merger Agreement and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation or terminate the Merger Agreement, the Company Board must first provide Parent and Purchaser with a right to make, and to negotiate in good faith with Parent, one or more counter-proposals to revise the Merger Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties under applicable law, as more fully described in the Merger Agreement. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a Superior Proposal, it must concurrently pay Parent a termination fee of $205.0 million (approximately 3.1% of the equity value of the transaction), and, the Company must also pay such fee if Parent terminates the Merger Agreement in response to a change in the recommendation of the Company Board. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

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Termination Fee. The Company Board believed that the $205.0 million termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, were reasonable, and would not unreasonably deter competing bids.

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Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

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Outside Date. The Company Board considered the fact that the outside date of January 19, 2021 under the Merger Agreement (on which either party, subject to certain exceptions, can terminate the Merger Agreement) allows for sufficient time to consummate the transactions contemplated by the Merger Agreement and may be extended to April 19, 2021 if conditions to the Offer relating to antitrust approvals, the absence of legal restraints under antitrust laws and the absence of pending legal proceedings under U.S. antitrust laws with respect to the transactions contemplated by the Merger Agreement are the only remaining conditions to the Offer to be satisfied, but also prevents the Offer from being extended for an unreasonable amount of time.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser’s obligations to accept for payment and pay for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger promptly following the consummation of the Offer.

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Antitrust Obligations. The parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable, including the sale, divestiture, licensing or other disposition, or the holding separate, of particular assets; provided that Parent is not required to agree to such actions (a) with respect to the assets of the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to (i) be material to the business, assets or financial condition of the Company and its subsidiaries, taken as a whole, or (ii) be materially detrimental to the benefits Parent and its affiliates expect as a result of the Offer or the Merger, or (b) with respect to the assets of Parent or any of its affiliates. Parent further agreed not to acquire or agree to acquire any rights, business, person or division or enter into or agree to enter into any joint venture, collaboration, or other similar arrangement, in each case that would reasonably be expected to prevent, materially delay or materially impair Parent’s ability to obtain the timely expiration or termination of the waiting period under U.S. antitrust laws with respect to the transactions contemplated by the Merger Agreement, and Parent and the Company also agreed to use reasonable best efforts to contest and resist any legal proceeding or order that would prohibit, prevent or restrict the consummation of the transactions contemplated by the Merger Agreement. The Company Board concluded that such provisions significantly increased the likelihood that any required antitrust approvals related to the Offer and the Merger would be obtained in a timely matter.

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Enforcement. The Company Board considered the Company’s ability to obtain specific enforcement of Parent’s and Purchaser’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement.

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Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent and Purchaser to elect not to consummate the Offer.

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Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

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No Financing Condition. The Company Board considered the representation of Parent and Purchaser that Parent and Purchaser would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

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No Stockholder Participation in Future Growth or Earnings. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the Surviving Corporation.

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Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

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Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

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No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement), and requires the Company to pay to Parent a termination fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within 12 months of such termination.

•

Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s on-going business relationships and the Company’s ability to attract and retain key management and scientific and research personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

•

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•	Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for federal income tax purposes.

•

Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Opinions of the Company’s Financial Advisors.

Opinion of Goldman Sachs

Goldman Sachs rendered its oral opinion to the Company Board on August 18, 2020, which was subsequently confirmed by delivery of a written opinion dated August 19, 2020, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated August 19, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Merger, the Offer, and the other transactions contemplated by the Merger Agreement (the “Transaction”). The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•

certain internal financial analyses and forecasts for the Company prepared by its management, which were approved for Goldman Sachs’ use by the Company and are referred to as the Company Projections (for more information, see below under the caption “—Certain Projections” for a discussion of the Company Projections), and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for Goldman Sachs’ use by the Company (the “NOL Forecasts”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding its assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the Company’s consent that the Company Projections and the NOL Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transaction or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date thereof, of the $52.50 per Share, in cash, to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company or Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs’ advisory services and the opinion expressed therein were provided for the information and assistance of the Company Board in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 18, 2020, the last completed trading day before the date of Goldman Sachs’ opinion, and is not necessarily indicative of current market conditions.

Premia Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for certain transactions announced between January 1, 2015 and August 18, 2020 involving targets that were public biopharmaceutical companies and where the disclosed transaction values were between $2 billion and $10 billion.

Date Announced	Acquiror	Target	Premium to Target’s Last Undisturbed Closing Share Price	Premium to Target’s 52-Week High
March 2, 2020	Gilead Sciences, Inc.	Forty Seven, Inc.	96%	92%
December 9, 2019	Merck Sharp & Dohme Corp.	ArQule, Inc.	110%	68%
December 9, 2019	Sanofi S.A.	Synthorx, Inc.	172%	172%
December 2, 2019	Astellas Pharma Inc.	Audentes Therapeutics, Inc.	110%	46%
November 24, 2019	Novartis AG	The Medicines Company	45%	45%
October 10, 2019	UCB S.A.	Ra Pharmaceuticals, Inc.	111%	33%
February 25, 2019	Roche Holdings, Inc.	Spark Therapeutics, Inc.	122%	24%
January 7, 2019	Eli Lilly and Company	Loxo Oncology, Inc.	68%	24%
December 3, 2018	GlaxoSmithKline plc	TESARO, Inc.	182%	(15)%
October 18, 2018	Novartis AG	Endocyte, Inc.	54%	20%
April 9, 2018	Novartis AG	AveXis Inc.	88%	59%
January 22, 2018	Celgene Corporation	Juno Therapeutics, Inc.	91%	37%
October 30, 2017	Novartis AG	Advanced Accelerator Applications S.A.	37%	32%
January 9, 2017	Takeda Pharmaceutical Company Limited	ARIAD Pharmaceuticals, Inc.	75%	69%
May 16, 2016	Pfizer Inc.	Anacor Pharmaceuticals, Inc.	55%	(37)%
November 6, 2015	AstraZeneca PLC	ZS Pharma, Inc.	55%	41%
November 2, 2015	Shire plc	Dyax Corporation	35%	22%
July 14, 2015	Celgene Corporation	Receptos, Inc.	45%	34%
March 30, 2015	Teva Pharmaceutical Ltd.	Auspex Pharmaceuticals, Inc.	42%	16%
January 11, 2015	Shire plc	NPS Pharmaceuticals, Inc.	51%	18%

High			182%	172%
75th Percentile			110%	56%
Median			71%	34%
25th Percentile			47%	21%
Low			35%	(37)%

For the transactions above, using publicly available information, Goldman Sachs calculated the high, 75th percentile, median, 25th percentile and low transaction premium to the target’s last undisturbed closing share price and to the highest trading price for the target’s shares over the 52-week period ending on the date of the target’s last undisturbed closing share price. The results of this analysis are presented in the table above. Using this analysis, Goldman Sachs (i) applied a reference range of illustrative premiums of 47% to 110% to the undisturbed closing price per Share of $30.81 as of August 18, 2020 and calculated a range of implied equity values per Share of $45.29 to $64.70 and (ii) applied a reference range of illustrative premiums of 21% to 56% to the 52-week high closing price per Share of $39.27 as of August 18, 2020 and calculated a range of implied equity values per Share of $47.52 to $61.26.

Illustrative Discounted Cash Flow Analysis. Using the Company Projections and the NOL Forecasts,which is based on tax savings from usage of the Company’s federal net operating losses of $785 million as of December 31, 2019, future losses and assumed utilization rates based on the Company Projections, Goldman Sachs performed an illustrative discounted cash flow analysis of the Company. Using discount rates ranging from 8.0% to 10.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020 (i) estimates of unlevered free cash flow for the Company for the years 2020 through 2039, which assumes a floor for R&D expenses of 10% of sales as provided by Company management, as reflected in the Company Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 0.0% to 2.0%, to a terminal year estimate of the free cash flow to be generated by the Company, based on the Company Projections. Goldman Sachs derived such discount rates by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including a company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and an estimated beta for a company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Projections and market expectations regarding long-term real growth of United States gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for the Company the cash, cash equivalents and marketable securities of the Company as of June 30, 2020 of $450.6 million, which was provided by the management of the Company and publicly disclosed in the Company’s second quarter earnings press release, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding Shares of the Company, calculated using the treasury stock method and data as of August 14, 2020, provided by the management of the Company, to derive a range of illustrative present values per Share ranging from $39.93 to $54.67.

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis. Using the Company Projections and the NOL Forecasts, which is based on tax savings from usage of the Company’s federal net operating losses of $785 million as of December 31, 2019, future losses and assumed utilization rates based on the Company Projections, Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow analysis of the Company. In connection with this analysis, Goldman Sachs performed separate discounted cash flow analyses with respect to the following items of the Company:

•	M281;

•	M254;

•	M710;

•	M230;

•	Glatopa;

•	SIFbody research platform; and

•

Certain expenses and revenues of the Company reflected in the Company Projections that had not been allocated to specific products, including stock-based compensation, litigation expenses and capital expenditures and related depreciation and amortization.

Using discount rates ranging from 8.0% to 10.0%, reflecting an estimate of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2020, (i) estimates of unlevered free cash flow to be generated from each of M281, M254, M710, M230, the SIFbody research platform and the unallocated expenses and revenues for the years 2020 through 2039 and from Glatopa for the years 2020 through 2023, each based on the Company Projections, and (ii) a range of illustrative terminal values for each of the above (other than Glatopa), which were calculated by applying terminal rates of decline estimated by the Company’s management, as indicated below. Goldman Sachs derived such discount rates by application of CAPM. Goldman Sachs derived a range of illustrative present values for each of M281, M254, M710, M230, Glatopa, the SIFbody research platform and the unallocated expenses and revenues by adding the ranges of present values described above and dividing the result by the number of fully diluted outstanding Shares of the

Company as of August 14, 2020, calculated using the treasury stock method and data provided by the management of the Company.

Item	Management Terminal Rate of Decline
M281	(10)%
M254	(10)%
M710	(10)%
M230	(10)%
Glatopa	N/A (1)
SIFbody research platform	0%
Unallocated expenses and revenues	(10)%

(1)

Management estimated that Glatopa would not generate cash flow after 2023 due to the anticipated entry of other third party generic competitive products and the reduction of the market overall, and as such, for purposes of its analysis, Goldman Sachs assumed that there would be no terminal value for Glatopa.

In addition, using the discount rates described above, Goldman Sachs also discounted to present value as of June 30, 2020, (i) estimates of the benefits to be derived by the Company from its utilization of its net operating losses as reflected in the NOL Forecasts to derive a range of illustrative values for the Company’s net operating losses, (ii) the Company’s net cash and (iii) the net impact from an assumed equity raise of $450 million in gross proceeds as a result of the issuance of equity securities at $30 per share in 2020 and assumed the present value of the estimated costs associated with such issuance, to derive a range of illustrative values for these items. Goldman Sachs then divided each of the ranges of illustrative values by the number of fully diluted outstanding Shares of the Company, calculated using the treasury stock method and data as of August 14, 2020, provided by the management of the Company, to derive a per Share value for each such item.

This analysis yielded the following ranges of illustrative present values per Share as of June 30, 2020:

Item	Illustrative Range of Per Share Values
M281	$34.58 – 42.97
M254	4.87 – 6.20
M710	1.59 – 1.91
M230	0.78 – 1.09
Glatopa	0.25 – 0.25
SIFbody research platform	1.02 – 1.75
Unallocated expenses and revenues	(6.75) – (7.88)
NOLs	1.22 – 1.33
Net cash	3.64 – 3.62
Net impact of future financing	(1.09) – (2.17)

Goldman Sachs then added together the per share values it derived for each such item listed above to derive a range of illustrative present values per Share, as of June 30, 2020, ranging from $40.11 to $49.07.

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company, Parent or the Transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company Board as to the fairness from a financial point of view of the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs did not recommend any specific consideration to the Company or its Board or that any specific consideration constituted the only appropriate consideration for the Transaction.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction. Goldman Sachs acted as a financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the Transaction. Goldman Sachs has provided certain additional financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as sole bookrunner in connection with the Company’s public offering of 20,000,000 Shares in December 2018 and lead left bookrunner in connection with the Company’s public offering of 16,693,549 Shares in December 2019. During the two-year period ended August 19, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to the Company and/or its affiliates of approximately $18.8 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in Parent’s commercial paper program since 2010; as financial advisor to Parent in connection with the divestiture of its LifeScan Business in October 2018; as financial advisor to Parent in connection with its tender offer to acquire all outstanding shares of Ci:z Holdings Co., Ltd. not already held by Parent and its affiliates in January 2019; and as sole bookrunner in connection with Parent’s offering of 11,793,220 common shares in Idorsia Ltd. in July 2020. During the two-year period ended August 19, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Parent and/or its affiliates of approximately $24 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction. Pursuant to a letter agreement dated July 24, 2020, the Company engaged Goldman Sachs to act as a financial advisor in connection with the possible sale of all or a portion of the Company. The engagement letter between the Company and Goldman Sachs provides for fees for Goldman Sachs’ services in connection with the Transaction, all of which are contingent upon consummation of the Transaction and are estimated to be approximately $37.2 million, and the Company has agreed to reimburse certain of Goldman Sachs’ expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement.

Opinion of Centerview Partners LLC

The Company retained Centerview as a financial advisor to the Company in connection with the Transaction. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares owned by Parent, Purchaser or the Company or by any of their respective direct or indirect wholly owned subsidiaries, in each case at the commencement of the Offer and immediately prior to the Merger, and (ii) Shares held by stockholders of the Company who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect to such Shares (the Shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) of the $52.50 per Share in cash, without interest, to be paid to such holders pursuant to the Merger Agreement. On August 18, 2020, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 18, 2020 that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $52.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 18, 2020, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex II and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex II. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the $52.50 per Share in cash to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated August 18, 2020, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Company Projections, and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data”.

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Company Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the $52.50 per Share in cash to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the $52.50 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transaction or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated August 18, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transaction. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 18, 2020 and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded companies that Centerview selected based on its experience and professional judgment (which are referred to as the “selected companies” in this summary of Centerview’s financial analyses). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of August 18, 2020, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated revenue for such company for the calendar year 2024 (“2024E EV/Revenue Multiple”).

The companies reviewed and the 2024E EV/Revenue Multiples of the selected companies were as follows:

Selected Companies	2024E EV/ Revenue Multiple
Allakos Inc.	NM	*
Arena Pharmaceuticals, Inc.	5.3x
Arrowhead Pharmaceuticals, Inc.	13.6x
Dicerna Pharmaceuticals, Inc.	4.2x
Kodiak Sciences Inc.	4.1x
Mirati Therapeutics, Inc.	7.9x
SpringWorks Therapeutics, Inc.	9.9x
Turning Point Therapeutics, Inc.	3.5x

Median	5.3x

*	Multiples greater than 30x designated as NM.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2024E EV/Revenue Multiples of 4.5x to 8.0x. In selecting this range of 2024E EV/Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2024E EV/Revenue Multiples to the Company’s estimated calendar year risk-adjusted 2024 revenue of $514 million (excluding milestones), as set forth in the Internal Data, and adding to it the Company’s net cash of $451 million as of June 30, 2020, and dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of August 14, 2020, based on the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $22.60 to $36.95, rounded to the nearest $0.05. Centerview then compared this range to the $52.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Transactions Analysis

Centerview reviewed and compared certain information relating to the following selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transaction. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transaction. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transaction, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transaction and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of August 18, 2020, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s forward projected revenue five years following the transaction announcement (“Five-Year Forward Revenue Multiple”).

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	Transaction Value/5-Year Forward Revenue
03/02/20	Forty Seven, Inc.	Gilead Sciences, Inc.	11.4x
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	5.0x
10/10/19	Ra Pharmaceuticals, Inc.	UCB S.A.	6.0x
02/25/19	Spark Therapeutics, Inc.	Roche Holding AG	7.2x
01/07/19	Loxo Oncology, Inc.	Eli Lilly and Company	6.9x
10/18/18	Endocyte, Inc.	Novartis AG	3.6x
11/02/15	Dyax Corporation	Shire plc	9.4x
07/14/15	Receptos, Inc.	Celgene Corporation	9.5x

Median			7.1x

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Five-Year Forward Revenue Multiples of 6.0x to 9.5x. In selecting this range of Five-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis.

Applying this range of Five-Year Forward Revenue Multiples to the Company’s estimated five-year forward risk-adjusted revenue of $674 million (excluding milestones), as set forth in the Internal Data, and adding to it the Company’s net cash of $451 million as of June 30, 2020, and dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of August 14, 2020 based on the Internal Data, resulted in an implied per share equity value range for Shares of approximately $36.45 to

$55.10, rounded to the nearest $0.05. Centerview then compared this range to the $52.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Company Projections and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in Item 4 under the subsection entitled “—Certain Projections”. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2020 using discount rates ranging from 9.5% to 11.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2020 and ending on December 31, 2039, utilized by Centerview based on the Company Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2039 at a range of rates of free cash flow decline of 30% to 20% year over year, (iii) tax savings from usage of the Company’s federal net operating losses of $785 million as of December 31, 2019 and future losses and (b) adding to the foregoing results the Company’s net cash of $451 million as of June 30, 2020, plus an assumed equity raise of $450 million in 2020 based on the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of August 14, 2020 based on the Internal Data, taking into account the expected dilution associated with the assumed equity raise, resulting in a range of implied equity values per Share of approximately $33.00 to $39.80 per Share, rounded to the nearest $0.05. Centerview compared this range to the $52.50 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical share price performance of Shares for the 52-week period ended August 18, 2020, which reflected low and high closing prices for the Shares during this 52-week period of $12.02 and $39.27.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of August 18, 2020, noting these stock price targets ranged from $33.00 per Share to $53.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “—Summary of Centerview Financial Analysis—Selected Transactions Analysis”, for which premium data was available. Centerview calculated, for each such transaction, the percentage premium represented by the transaction price per share (excluding any contingent consideration) to the target company’s market price per share on the trading day prior to the first public knowledge of the possibility of the transaction, which is referred to as % premium to 1-day unaffected price. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 40% to 90% to the Company’s closing stock price on August 18, 2020 of $30.81, which resulted in an implied price range of approximately $43.15 to $58.55 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the $52.50 per Share in cash to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview did not provide financial advisory or other services to the Company and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview did not provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s reputation and experience in providing M&A advisory services to the biopharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as a financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $28.1 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $26.1 million of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Projections.

Although the Company has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, the Company does not, as a matter of course, publicly disclose detailed forecasts or projections as to future performance, earnings or other results for extended periods due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Company Board, Goldman Sachs and Centerview forward-looking financial information for the fiscal years 2020 through 2039 based upon projections developed by the Company. These internal, risk-adjusted financial forecasts for the fiscal years 2020 through 2039 (the “Company Projections”) were reviewed by the Company Board and relied upon by Goldman Sachs and Centerview in connection with their respective opinions to the Company Board and related financial analyses. The Company Projections are subject to certain assumptions, risks and limitations, as described below. A summary of the Company Projections is set forth below.

In addition, Goldman Sachs and Centerview arithmetically calculated the projected usage of the Company’s federal net operating losses over the period covered by the Company Projections, based on (i) the Company’s federal net operating losses of $785 million as of December 31, 2019, as provided by the Company’s management to Goldman Sachs and Centerview, (ii) the Company’s future losses based on the Company Projections and (iii) application of such net operating losses to the Company’s taxable EBIT, assuming a tax rate of 21% and treatment of net operating losses in accordance with the Code, as directed by management of the Company.

The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections do not comply with U.S. generally accepted accounting principles (“GAAP”) (including because certain metrics are non-GAAP measures, and such projections and estimates do not include footnote disclosures as may be required by GAAP). The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transaction if the disclosure is included in a document such as this Schedule 14D-9. Except as expressly indicated herein, the Company Projections have been prepared by, and are the responsibility of the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined, reviewed or performed any agreed-upon procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such projections or estimates or the achievability of the results reflected in such projections or estimates. Non-GAAP financial measures used in the Company Projections, including the estimates of earnings before interest expenses and taxes (“EBIT”) and EBIT Excl. Other Pipeline / Platform R&D included in the Company Projections and estimates of unlevered free cash flow, as calculated by each of Goldman Sachs and Centerview, should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Company Projections may not be comparable to similarly titled amounts used by other companies or persons. The non-GAAP financial measures set forth below should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The Company Projections should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2020, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the second quarter ended June 30, 2020.

The summary of the Company Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Company is including the Company Projections in this Schedule 14D-9 solely because they were made available to Goldman Sachs and Centerview in connection with their respective financial analyses summarized above under “—Opinions of the Company’s Financial Advisors” and to the Company Board in connection with its evaluation of the Offer and the Merger. The Company Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management, in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Certain assumptions underlying the Company projections include assumptions with respect to the Company’s ability to commercialize its products, assumptions with respect to the factors described above, as well as assumptions with respect to product pricing, costs and expenses, timing of debt repayment, working capital and stock option exercises, all of which are difficult to predict and many of which are beyond the Company’s control. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Momenta’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from Momenta’ ongoing business operations, and the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections. Important factors that may affect actual results and result in projections contained in the Company Projections not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, Goldman Sachs and Centerview or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company, nor, to the knowledge of the Company, Goldman Sachs or Centerview, intends to make publicly available any update or other revisions to these Company Projections. None of the Company nor its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Company Projections. The Company Projections were prepared treating the Company on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any potential synergies that may be achieved as a result thereof or any changes to the Company’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to the Company’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

	2020		2021	2022	2023	2024	2025	2026	2027	2028	2029
Total Net Revenues(1)	$28		$262	$19	$185	$524	$835	$1,097	$1,294	$1,402	$1,503
Gross Profit	$28		$262	$18	$173	$484	$796	$1,045	$1,229	$1,329	$1,423
SG&A	$(78)		$(99)	$(114)	$(122)	$(179)	$(231)	$(268)	$(292)	$(312)	$(328)
R&D	$(151)		$(152)	$(79)	$(43)	$(53)	$(83)	$(110)	$(129)	$(140)	$(150)
EBIT	$(201)		$12	$(175)	$8	$252	$482	$667	$808	$877	$944
EBIT Excl. Other Pipeline / Platform R&D(2)	$(201)		$12	$(175)	$8	$252	$512	$725	$888	$975	$1,050
Unlevered Free Cash Flow by Goldman Sachs(3)	$(145	)(5)	$(4)	$(196)	$3	$242	$472	$605	$632	$690	$743
Unlevered Free Cash Flow by Centerview(4)	$(145	)(5)	$(6)	$(196)	$1	$189	$395	$565	$695	$767	$826

	2030		2031	2032	2033	2034	2035	2036	2037	2038	2039
Total Net Revenues(1)	$1,613		$1,749	$1,820	$1,907	$2,047	$2,025	$2,050	$1,655	$1,354	$1,126
Gross Profit	$1,529		$1,657	$1,723	$1,804	$1,938	$1,918	$1,944	$1,566	$1,276	$1,058
SG&A	$(347)		$(364)	$(378)	$(392)	$(407)	$(411)	$(416)	$(357)	$(313)	$(280)
R&D	$(161)		$(175)	$(182)	$(191)	$(205)	$(203)	$(205)	$(166)	$(135)	$(113)
EBIT	$1,022		$1,118	$1,163	$1,221	$1,326	$1,304	$1,323	$1,043	$828	$665
EBIT Excl. Other Pipeline / Platform R&D(2)	$1,135		$1,242	$1,291	$1,356	$1,471	$1,447	$1,468	$1,160	$924	$745
Unlevered Free Cash Flow by Goldman Sachs(3)	$804		$879	$917	$962	$1,043	$1,031	$1,045	$836	$663	$532
Unlevered Free Cash Flow by Centerview(4)	$893		$977	$1,018	$1,068	$1,158	$1,144	$1,159	$928	$739	$595

(1)	Includes projected milestone payments and royalties.
(2)	Represents EBIT excluding research and development expenses not specifically related to M281, M254, M230, biosimilars, or lead SIFbody pipeline assets.
(3)

Unlevered Free Cash Flow by Goldman Sachs was calculated by Goldman Sachs using EBIT, adding back depreciation and amortization, and subtracting (a) taxes, (b) capital expenditures, (c) changes in net working capital, and (d) litigation settlements, in each case, as provided by Company management. This Unlevered Free Cash Flow was the only unlevered free cash flow analysis used by Goldman Sachs as the basis for the rendering of its fairness opinion described in “—Opinion of the Company’s Financial Advisors—Opinion of Goldman Sachs.”

(4)

Unlevered Free Cash Flow by Centerview was calculated by Centerview using EBIT Excl. Other Pipeline / Platform R&D, adding back depreciation and amortization, and subtracting (a) taxes (if profitable), (b) capital expenditures, (c) changes in net working capital, and (d) litigation settlements, in each case, as provided by Company management. This Unlevered Free Cash Flow was the only unlevered free cash flow analysis used by Centerview as the basis for the rendering of its fairness opinion described in “—Opinion of the Company’s Financial Advisors—Opinion of Centerview Partners LLC.”

(5)	Represents Unlevered Free Cash Flow for the second half of 2020.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

In connection with Goldman Sachs’ services as financial advisor to the Company (including the delivery of its opinion), the Company has agreed to pay Goldman Sachs a fee of approximately $37 million, which will become due upon the closing of the transaction. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify Goldman Sachs and related persons against certain liabilities arising out of Goldman Sachs’ engagement.

In connection with Centerview’s services as the Company’s financial advisor, the Company has agreed to pay Centerview an aggregate fee of approximately $28 million, of which $2 million was payable upon delivery of its opinion and the remainder is contingent upon the closing of the transaction. In addition, the Company has agreed to reimburse Centerview for its expenses, including fees and expenses of Centerview’s legal counsel, incurred in connection with Centerview’s engagement and to indemnify Centerview and related persons against certain liabilities arising out of Centerview’s engagement.

Additional information pertaining to the retention of Goldman Sachs and Centerview by the Company in Item 4 under the subsection entitled “—Opinions of the Company’s Financial Advisors” is hereby incorporated by reference in this Item 5.

Neither the Company, nor any person acting on its behalf, has or currently intends to employ, retain or agree to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for the transactions set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)		Nature of Transaction
Jo-Ann Beltramello	7/8/2020	4,094	$34.35	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/15/2020	10,156	$12.76		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	7/15/2020	22,500	$17.20		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	7/15/2020	34,921	$35.35	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/15/2020	16,433	$35.35	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Jo-Ann Beltramello	7/17/2020	2,437	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Alejandra Carvajal	7/17/2020	2,437	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Ian Fier	7/17/2020	2,437	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs

Young Kwon, Ph.D.	7/17/2020	3,500	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Anthony Manning, Ph.D.	7/17/2020	3,500	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
William Santiago Arroyo, M.D., Ph.D.	7/17/2020	3,500	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Jo-Ann Beltramello	7/20/2020	1,087	$33.95		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Alejandra Carvajal	7/20/2020	1,087	$33.95		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	7/20/2020	1,087	$33.95		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Young Kwon, Ph.D.	7/20/2020	1,561	$33.95		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Anthony Manning, Ph.D.	7/20/2020	33,125	$12.76		Shares received pursuant to the exercise of outstanding Company Options
Anthony Manning, Ph.D.	7/20/2020	1,561	$33.95		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Anthony Manning, Ph.D.	7/20/2020	49,538	$33.91	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/20/2020	1,561	$33.95		Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/21/2020	10,156	$12.76		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	7/21/2020	22,500	$17.20		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	7/21/2020	49,967	$34.62	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Anthony Manning, Ph.D.	7/21/2020	194	$34.67	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Anthony Manning, Ph.D.	7/21/2020	1,745	$34.69	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	7/22/2020	8,031	$12.76		Shares received pursuant to the exercise of outstanding Company Options
Ian Fier	7/22/2020	32,154	$32.50	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	7/22/2020	1,350	$32.08	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Steven Gilman	7/22/2020	10,000	$10.63		Shares received pursuant to the exercise of outstanding Company Options
Steven Gilman	7/22/2020	10,000	$33.23	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/22/2020	1,939	$32.32	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Jo-Ann Beltramello	7/27/2020	1,219	$30.00		Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/28/2020	681	$30.00		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Steven Gilman, Ph.D.	7/29/2020	10,000	$10.63		Shares received pursuant to the exercise of outstanding Company Options
Steven Gilman, Ph.D.	7/29/2020	10,000	$29.70	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan

Georges Gemayel, Ph.D.	7/29/2020	10,000	$14.84		Shares received pursuant to the exercise of outstanding Company Options
Georges Gemayel, Ph.D.	7/29/2020	10,000	$30.00		Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	7/29/2020	10,156	$12.76		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	7/29/2020	22,500	$17.20		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	7/29/2020	39,618	$30.00		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	8/4/2020	24,969	$12.76		Shares received pursuant to the exercise of outstanding Company Options
Ian Fier	8/4/2020	24,969	$32.76		Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	8/4/2020	10,156	$12.76		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	8/4/2020	22,500	$17.20		Shares received pursuant to the exercise of outstanding Company Options
William Santiago Arroyo, M.D., Ph.D.	8/4/2020	34,542	$32.25	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
William Santiago Arroyo, M.D., Ph.D.	8/5/2020	94	$32.65	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Georges Gemayel, Ph.D.	8/5/2020	10,000	$14.84		Shares received pursuant to the exercise of outstanding Company Options
Georges Gemayel, Ph.D.	8/5/2020	10,000	$33.00		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Steven Gilman, Ph.D.	8/5/2020	13,000	$10.63		Shares received pursuant to the exercise of outstanding Company Options
Steven Gilman, Ph.D.	8/5/2020	13,000	$32.75	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Craig Wheeler	8/7/2020	5,781	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Jo-Ann Beltramello	8/7/2020	2,690	$18.85		Shares received pursuant to the exercise of outstanding Company Options
Jo-Ann Beltramello	8/7/2020	1,346	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Jo-Ann Beltramello	8/7/2020	2,690	$32.00		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	8/7/2020	713	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Young Kwon, Ph.D.	8/7/2020	1,410	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Anthony Manning, Ph.D.	8/7/2020	750	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Craig Wheeler	8/10/2020	2,601	$31.21	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Jo-Ann Beltramello	8/10/2020	622	$32.36		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	8/10/2020	330	$32.36		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Young Kwon, Ph.D.	8/10/2020	652	$32.36		Shares sold pursuant to an existing Rule 10b5-1 trading plan

Anthony Manning, Ph.D.	8/10/2020	347	$32.36		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Jo-Ann Beltramello	8/11/2020	6,250	$12.76		Shares received pursuant to the exercise of outstanding Company Options
Jo-Ann Beltramello	8/11/2020	6,250	$28.03	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Jo-Ann Beltramello	8/12/2020	673	$27.88		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Craig Wheeler	8/12/2020	6,171	$0.00		Shares received pursuant to the settlement of outstanding Company RSUs
Craig Wheeler	8/13/2020	2,777	$28.55	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Anthony Manning, Ph.D.	8/13/2020	40	$29.34	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Anthony Manning, Ph.D.	8/13/2020	363	$29.31	(1)	Shares sold pursuant to an existing Rule 10b5-1 trading plan
Jose-Carlos Guitierrez-Ramos, Ph.D.	8/19/2020	10,000	$8.59		Shares received pursuant to the exercise of outstanding Company Options
Jose-Carlos Guitierrez-Ramos, Ph.D.	8/19/2020	10,000	$52.09		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	8/20/2020	1,425	$18.85		Shares received pursuant to the exercise of outstanding Company Options
Ian Fier	8/20/2020	1,425	$52.17		Shares sold pursuant to an existing Rule 10b5-1 trading plan
Ian Fier	8/20/2020	383	$52.17		Shares sold pursuant to an existing Rule 10b5-1 trading plan

(1)	Reflects the weighted average sale price.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time will have occurred on August 21, 2020; (ii) for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits”, the employment of each named executive officer will be terminated immediately following the Effective Time without Cause (as defined in each named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the CEO Employment Agreement or his or her Retention Agreement, as applicable; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of August 21, 2020; (iv) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time; and (v) no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s qualifying termination of employment as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a “single trigger” basis.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)		Total ($)
Craig Wheeler	4,230,000	40,732,937	68,779	—	624,000	(5)	45,655,716
Young Kwon, Ph.D.	1,115,500	12,395,029	23,762	—	—		13,534,291
Santiago Arroyo, M.D., Ph.D.	1,082,000	13,491,275	15,645	—	—		14,588,920
Anthony Manning, Ph.D.	966,000	11,047,925	15,645	—	—		12,029,570
Michelle Robertson(6)	—	—	—	—	—		—

(1)

The amount for Mr. Wheeler represents the aggregate dollar value of severance payments that Mr. Wheeler would be entitled to receive upon a termination of employment by the Company without Cause or due to resignation for Good Reason (each, as defined in the CEO Employment Agreement) within 24 months following (or at any time prior to, but in connection with) a change in control of the Company as described in the subsection entitled “—CEO Employment Agreement Severance Benefits” above.

Amounts for Drs. Kwon, Arroyo and Manning represent the aggregate dollar value of the severance payments that such executive officers would be entitled to receive upon a termination of employment by the Company without Cause (as defined in each executive officer’s employment agreement) or due to the executive officer’s death or Disability within six months following the closing of the Merger as described in the subsection entitled “—Retention Agreement Severance Benefits and Retention Payments” above. Amounts Drs. Kwon, Arroyo and Manning would be entitled to receive upon resignation for Good Reason (as defined in the Retention Agreement) or within six months following the closing of the Merger would be lower than the amounts shown in the table above as they would not include the Retention Bonus. These amounts are payable on a double-trigger basis.

(2)

Amounts represent the value of unvested equity awards held by each named executive officer that will be accelerated, canceled and converted to amounts in cash as described in the section entitled “—Effect of the Offer and the Merger on Stock Awards—Generally” above. These amounts are payable on a single-trigger basis. The number of unvested equity awards is presented without regard to the effect of the Retirement Policy, which generally provides for one year of continued vesting of Company Options and Company RSUs following an employee’s retirement.

The following table shows the number and estimated value of the unvested Company Options and unvested Company RSUs held by the named executive officers:

Named Executive Officer	Number of Unvested Company Options (#)(A)	Value of Unvested Company Options ($)(B)	Number of Unvested Company RSUs (#)(A)	Value of Unvested Company RSUs ($)(C)	Total Value of Unvested Equity Awards ($)
Craig Wheeler	604,063	19,780,449	399,095	20,952,488	40,732,937
Young Kwon, Ph.D.	190,013	5,605,781	129,319	6,789,248	12,395,029
Santiago Arroyo, M.D., Ph.D.	223,750	6,718,775	129,000	6,772,500	13,491,275
Anthony Manning, Ph.D.	159,250	4,590,425	123,000	6,457,500	11,047,925
Michelle Robertson(5)	—	—	—	—	—

(A)

The number of unvested Company Options and Company RSUs is presented without regard to the effect of the Retirement Policy, which generally provides for one year of continued vesting of Company Options and Company RSUs following an employee’s retirement.

(B)

The estimated value of the Company Options equals the aggregate number of Shares underlying the Company Options multiplied by the amount, if any, by which the Offer Price exceeds the per share exercise price of the Company Options.

(C)	The estimated value of Company RSUs equals the aggregate number of Shares underlying the Company RSUs multiplied by the Offer Price.

(3)

Amounts represent the estimated value of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a qualifying termination and elects such coverage for the maximum amount of time permitted. For a description of this continuation coverage for Mr. Wheeler, please see the subsection entitled “—CEO Employment Agreement Severance Benefits” above. These amounts are payable on a double-trigger basis. For a description of this continuation coverage for Drs. Kwon, Arroyo and Manning please see the subsection entitled “—Retention Agreement Severance Benefits and Retention Payments” above.

(4)

Pursuant to the CEO Employment Agreement, if an excise tax is imposed on Mr. Wheeler under Section 4999 of the Code as a result of any compensation or benefits provided to him in connection with the Merger that qualify as “excess parachute payments” under Section 280G of the Code, he will be entitled to a tax gross-up payment in an amount equal to such excise tax and any taxes on such tax-gross up payment. Mr. Wheeler is not expected to receive a tax gross-up payment in connection with the Merger. Drs. Kwon, Arroyo and Manning are subject to a modified best-net cutback if the excise tax under Section 4999 of the Code would apply, whereby their payments and benefits will be cut back unless the reduction exceeds 110% of the present value of any additional taxes that would be imposed if they received all payments and benefits in full.

(5)

This amount represents the aggregate dollar value of the 2020 Bonus Mr. Wheeler would be entitled to under the Merger Agreement as described in the subsection above entitled “—Continuing Employees—2020 Bonus Plan”. The 2020 Bonus for the other executives is included in the column entitled “Cash” as part of their severance payments.

(6)

Effective January 8, 2020, Ms. Robertson resigned as the Company’s Chief Financial Officer, at which time Dr. Kwon, previously our Chief Business Officer, was appointed our Chief Financial and Business Officer.

Conditions of the Offer.

The information set forth in Section 15 under the heading entitled “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its subsidiaries, including Purchaser, is, nor at any time during the period commencing three years prior to the date of the Merger Agreement, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) have neither voted in favor of the Merger nor consented thereto in writing, (iii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. The Company Board has fixed August 31, 2020 as the record date for the purposes of determining the stockholders entitled to receive this notice of appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is September 2, 2020), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Momenta Pharmaceuticals, Inc., 301 Binney Street, Cambridge, Massachusetts 02142, Attention: Corporate Secretary. The demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, or the beneficial owner of any such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, may, in such person’s own name, file such a petition. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares, or the beneficial owner of any such Shares, who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined to be advisable by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders who demand payment for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and

(2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, Parent and Purchaser have represented and warranted that neither it nor its subsidiaries (including, without limitation, Purchaser) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless HSR Notification and Report Forms (“HSR Notifications”) have been filed with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”), and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (i) this period may be shortened if the reviewing agency grants “early termination,” or (ii) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (iii) it may be extended if the reviewing agency issues a request for additional information and documentary material (“Second Request”), in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Parent each filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in connection with the purchase of Shares in the Offer on August 28, 2020. The required waiting period with respect to the Offer will expire at 11:59 p.m., New

York City time on September 14, 2020, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a Second Request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the forgoing filings under the HSR Act, consents as may be required by federal or state securities laws, the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares pursuant to the Offer or the Merger.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 and March 31, 2020 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

Statements contained in or incorporated by reference into this Schedule 14D-9 regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, are forward-looking statements, including but not limited to statements about the timing of completion of the Offer and transaction; product development strategies, goals and timelines; and the use, efficacy, safety, dosing, potency, tolerability, convenience and commercial potential of our product candidates, including their potential as best-in-class agents. Forward-looking statements may be identified by words and phrases such as “advance,” “anticipate,” “being developed,” “believe,” “continue,” “expect,” “guidance,” “look forward to,” “may,” “plan,” “possible,” “potential,” “progress,” “propose,” “remains,” “target,” “will,” “working toward” and other similar words or expressions, or the negative of these words or similar words or expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including: (i) uncertainties as to the timing of the Offer and the subsequent Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers or Acquisition Proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement among Parent, Purchaser and the Company, including in circumstances which would require the Company to pay a termination fee; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability;

and (x) those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2019, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. As a result of such risks, uncertainties and factors, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. The Company is providing the information in this Schedule 14D-9 as of this date and assumes no obligations to update the information included in this Schedule 14D-9 or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Exhibits.

Exhibit Number		Description

(a)(1)(A)		Offer to Purchase, dated September 2, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 2, 2020 by Parent and Purchaser).

(a)(1)(B)		Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)		Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)		Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)		Summary Newspaper Advertisement, as published in The Wall Street Journal on September 2, 2020 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)		Press Release issued by the Company, dated August 19, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2020).

(a)(5)(B)		Letter to the Company’s Employees, distributed on August 19, 2020 from Craig A. Wheeler, President and Chief Executive Officer of the Company (incorporated by reference to the Company’s Schedule 14D-9C filed on August 19, 2020).

(a)(5)(C)		Questions and Answers to the Company’s Employees, distributed on August 19, 2020 (incorporated by reference to the Company’s Schedule 14D-9C filed on August 19, 2020).

(a)(5)(D)		Twitter Post from the Company, distributed on August 19, 2020 (incorporated by reference to the Company’s Schedule 14D-9C filed on August 19, 2020).

(a)(5)(E)		LinkedIn Post from the Company, distributed on August 19, 2020 (incorporated by reference to the Company’s Schedule 14D-9C filed on August 19, 2020).

(a)(5)(F)		Opinion of Goldman Sachs & Co. LLC to the Board of Directors of the Company (included as Annex I to this Schedule 14D-9)

(a)(5)(G)		Opinion of Centerview Partners LLC to the Board of Directors of the Company (included as Annex II to this Schedule 14D-9)

(a)(5)(H	)*	Letter to Stockholders of the Company, dated September 2, 2020, from Craig A. Wheeler, President and Chief Executive Officer of the Company.

(a)(5)(I)		Press Release issued by Parent, dated August 19, 2020 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent with the SEC on August 19, 2020).

(a)(5)(J)		Investor Presentation, dated August 19, 2020 (incorporated by reference to Exhibit 99.2 of the Schedule TO-C filed by Parent with the SEC on August 19, 2020).

(a)(5)(K)	Social media posts made on August 19, 2020 (incorporated by reference to Exhibit 99.3 of the Schedule TO-C filed by Parent with the SEC on August 19, 2020).

(a)(5)(L)	Presentation at Momenta Pharmaceuticals, Inc. Employee Meeting on August 20, 2020 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Parent with the SEC on August 20, 2020).

(e)(1)	Agreement and Plan of Merger, dated as of August 19, 2020, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2020).

(e)(2)	Confidentiality Agreement, dated as of July 1, 2020, between Janssen and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Amended and Restated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2007).

(e)(4)	2004 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2007).

(e)(5)	Form of Incentive Stock Option Agreement Granted Under 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004).

(e)(6)	Form of Nonstatutory Stock Option Agreement Granted Under 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 16, 2004).

(e)(7)	Form of Restricted Stock Agreement under 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 28, 2008).

(e)(8)	Momenta Pharmaceuticals, Inc. 2004 Employee Stock Purchase Plan (as amended and restated) (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2017).

(e)(9)	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2017).

(e)(10)	Employment Agreement, dated August 22, 2006, between Craig Wheeler and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2006).

(e)(11)	Amendment effective December 16, 2010 to the Employment Agreement, dated August 22, 2006, between Craig Wheeler and the Company (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2011).

(e)(12)	Restricted Stock Agreement, dated August 22, 2006, between Craig Wheeler and the Company (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2006).

(e)(13)	Nonstatutory Stock Option Agreement, dated August 22, 2006, between Craig Wheeler and the Company (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2006).

(e)(14)	Incentive Stock Option Agreement, dated August 22, 2006, between Craig Wheeler and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2006).

(e)(15)		Form of Employment Agreement for executive officers (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2008).

(e)(16)		Form of Amendment to the Employment Agreement for each of Craig Wheeler, Jo-Ann Beltramello, and Ian Fier, dated December 15, 2010 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on March 10, 2011).

(e)(17)		Amendment No. 1 to the Restricted Stock Agreement made on January 17, 2007 between the Company and Craig A. Wheeler dated November 4, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 5, 2009).

(e)(18)		Form of Stock Option Agreement under the Momenta Pharmaceuticals, Inc. 2013 Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2013).

(e)(19)		Form of Restricted Stock Agreement under the Momenta Pharmaceuticals, Inc. 2013 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 13, 2013).

(e)(20)		Form of Restricted Stock Unit Agreement under the Momenta Pharmaceuticals, Inc. 2013 Incentive Award Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K filed with the SEC on February 24, 2017).

(e)(21)		Momenta Pharmaceuticals, Inc. Equity Award Retirement Policy (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2017).

(e)(22)		Form of Amendment to the Executive Employment Agreements between the Company and each of Young Kwon, Anthony Manning, Jo-Ann Beltramello, Ian Fier and Santiago Arroyo, effective as of June 29, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2017).

(e)(23)		Employment Agreement, as amended, effective as of August 10, 2017, by and between the Company and Alejandra Carvajal (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K filed with the SEC on February 22, 2019).

(e)(24)		Executive Employment Agreement, dated April 16, 2019, by and between the Company and Michelle Robertson (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 19, 2019).

(e)(25)		Executive Employment Agreement, dated May 15, 2017, by and between the Company and Santiago Arroyo, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2019).

(e)(26)		Executive Employment Agreement, dated July 29, 2011, by and between the Company and Young Kwon, as amended (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2019).

(e)(27)		Executive Employment Agreement, dated May 9, 2016, by and between the Company and Anthony Manning, as amended (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2019).

(e)(28	)*	Vice President Employment Agreement, dated April 29, 2019, by and between the Company and Agnieszka Cieplinska.

(e)(29	)*	Employment Agreement, dated April 28, 2008, by and between the Company and Ian Fier.

(e)(30	)*	Employment Agreement, dated April 28, 2008, by and between the Company and Jo-Ann Beltramello.

(e)(31)		Momenta Pharmaceuticals, Inc. 2013 Incentive Award Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020).

(e)(32)		Retention Agreement, dated as of August 19, 2020, by and between the Company and Santiago Arroyo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2020).

(e)(33)		Retention Agreement, dated as of August 19, 2020, by and between the Company and Young Kwon (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2020).

(e)(34)		Retention Agreement, dated as of August 19, 2020, by and between the Company and Anthony Manning (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on August 19, 2020).

(e)(35	)*	Retention Agreement, dated as of August 19, 2020, by and between the Company and Alejandra Carvajal.

(e)(36	)*	Retention Agreement, dated as of August 19, 2020, by and between the Company and Jo-Ann Beltramello.

(e)(37	)*	Retention Agreement, dated as of August 19, 2020, by and between the Company and Ian Fier.

(e)(38)		Definitive Proxy Statement of the Company on Schedule 14A (incorporated by reference to the Company’s Proxy Statement for the Annual Meeting of Stockholders held on June 23, 2020 filed with the SEC on April 24, 2020).

	*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Momenta Pharmaceuticals, Inc.

By:	/s/ Craig A. Wheeler
Name: Craig A. Wheeler
Title: President and Chief Executive Officer

Dated: September 2, 2020

Annex I

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

August 19, 2020

Board of Directors

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, MA 02142

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Johnson & Johnson (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Momenta Pharmaceuticals, Inc. (the “Company”) of the $52.50 per Share, in cash, to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 19, 2020 (the “Agreement”), by and among the Company, Parent and Vigor Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”). The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”), pursuant to which Merger Sub will pay $52.50 per Share, in cash, for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”), and each outstanding Share (other than (i) Shares owned by Parent, Merger Sub or the Company or any of their respective wholly owned subsidiaries, in each case at the commencement of the Tender Offer and immediately prior to the Merger, (ii) Shares irrevocably accepted for purchase pursuant to the Tender Offer and (iii) Shares held by stockholders of the Company who are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect to such Shares) will be converted into the right to be paid $52.50 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as sole bookrunner in connection with the Company’s public offering of 20,000,000 Shares in December 2018 and lead left bookrunner in connection with the Company’s public offering of 16,693,549 Shares in December 2019. We

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

Momenta Pharmaceuticals, Inc.

August 19, 2020

also have provided certain financial advisory and/or underwriting services to Parent and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a dealer in Parent’s commercial paper program since 2010; as financial advisor to Parent in connection with the divestiture of its LifeScan Business in October 2018; as financial advisor to Parent in connection with its tender offer to acquire all outstanding shares of Ci:z Holdings Co., Ltd. not already held by Parent and its affiliates in January 2019; and as sole bookrunner in connection with Parent’s offering of 11,793,220 common shares in Idorsia Ltd. in July 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”) and certain analyses prepared by the management of the Company related to the expected utilization by the Company of certain net operating loss carryforwards of the Company, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $52.50 per Share, in cash, to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors

Momenta Pharmaceuticals, Inc.

August 19, 2020

term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company or Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $52.50 per Share, in cash, to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Annex II

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

August 18, 2020

The Board of Directors

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, MA 02142

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Momenta Pharmaceuticals, Inc. a Delaware corporation (the “Company”), of the $52.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Johnson & Johnson, a New Jersey corporation (“Parent”), Vigor Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $52.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger not irrevocably accepted for purchase pursuant to the Tender Offer (other than (i) Canceled Company Shares (as defined in the Agreement) and (ii) Dissenting Company Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $52.50 per Share in cash, without interest (the $52.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company,

31 WEST 52ND STREET, 22ND FLOOR, NEW YORK, NY 10019

PHONE: (212) 380-2650    FAX: (212) 380-2651    WWW.CENTERVIEWPARTNERS.COM

NEW YORK    •    LONDON    •    PARIS    •    SAN FRANCISCO    •    PALO ALTO    •    LOS ANGELES

The Board of Directors

Momenta Pharmaceuticals, Inc.

August 18, 2020

and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 18, 2020 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not

The Board of Directors

Momenta Pharmaceuticals, Inc.

August 18, 2020

evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

III-1

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and

III-2

who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court

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shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court of Chancery’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s

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demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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